FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Stephan Hutter, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

The undersigned registrants hereby amend their Annual Report on Form 18-K for the year ended December 31, 2007, as subsequently amended as follows:

•	Part II of the annual report on Form 18-K is hereby amended by replacing the text in Part II in its entirety with the text on pages 3 and 4 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Oesterreichische Kontrollbank Aktiengesellschaft—Capitalization” with the text on page 5 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—General” with the text on page 6 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Form of Government” with the text on page 6 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Political Parties” with the text on page 7 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—The Economy” with the text on pages 8 to 15 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Foreign Trade and Balance of Payments” with the text on pages 16 to 20 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Foreign Exchange” with the text on page 21 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Banking System and Monetary Policy” with the text on pages 22 to 24 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Revenues and Expenditures” with the text on pages 25 and 26 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Public Debt” with the text on page 27 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Guaranteed Debt” with the text on page 28 hereof;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Republic of Austria—Tables and Supplementary Information” with the text on pages 29 to 44 hereof;

The annual report on Form 18-K for the year ended December 31, 2007, as amended hereby, is intended to be incorporated by reference into the prospectus filed jointly by Oesterreichische Kontrollbank Aktiengesellschaft (“OKB”) and the Republic of Austria (“Austria”), dated August 30, 2007 and any future prospectus filed by OKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report. In this annual report, references to “euro” or “EUR” are to the single European currency adopted by certain participating Member States of the European Union, including Austria, as of January 1, 1999. References to “U.S. dollars,” “U.S.$” or “$” are to United States dollars.

Part II: REPUBLIC OF AUSTRIA

1.	In respect of each issue of securities of Austria registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of Austria’s last fiscal year giving the total outstanding of:

(a)	Internal funded debt of Austria. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

See “Tables and Supplementary Information—Part 2. Republic of Austria—Public Debt”, page 43 herein.

(b)	External funded debt of Austria. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information—Part 2. Republic of Austria—Public Debt”, page 43 herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Austria outstanding as of the close of Austria’s last fiscal year.

See “Tables and Supplementary Information—Part 2. Republic of Austria—Public Debt”, pages 33 to 43 herein.

4. (a)	As to each issue of securities of Austria which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Austria.

Not applicable.

(2)	Total estimated amount held by Austrian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Austria to reacquire such securities.

Not applicable.

5.	A statement as of the close of Austria’s last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of Austria. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 43 herein.

(b)	External floating indebtedness of Austria. (Total to be stated in the respective currencies in which payable.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 43 herein.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of Austria for each fiscal year of Austria ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Revenues and Expenditures” and “Tables and Supplementary Information—Part 2: Republic of Austria—I. Federal Revenues and Expenditures”, pages 25 to 26 and pages 31 to 32 herein.

7. (a)	If any foreign exchange control, not previously reported, has been established by Austria, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by Austria during 2007.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by Austria during 2007.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of Austria, and of any further gold stocks held by Austria.

See “Republic of Austria—Banking System and Monetary Policy—Monetary Policy”, pages 23 to 24 herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year or which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Republic of Austria—Foreign Trade and Balance of Payments”, pages 16 to 18 herein.

10.	The balance of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

See “Republic of Austria—Foreign Trade and Balance of Payments—Balance of Payments”, pages 19 to 20 herein.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

CAPITALIZATION(1)

The total capitalization of the Kontrollbank Group at December 31, 2007 was as follows:

	(Thousands of dollars)(2)	(Thousands of euro)
Long-term indebtedness(3)
Liabilities to banks	5,785	3,934
Liabilities to customers	0	0
Liabilities in negotiable instrument form	26,738,755	18,184,681

Total long-term indebtedness	26,744,539	18,188,615
Equity	646,735	439,836

Total long-term capitalization	27,391,274	18,628,451
Short-term indebtedness
Liabilities to banks	1,223,257	831,921
Liabilities to customers	505,213	343,589
Liabilities in negotiable instrument form	14,638,601	9,955,523

Total short-term capitalization	16,367,071	11,131,033

Total capitalization	43,758,345	29,759,484

(Dollar amounts may not add due to rounding.)

(1)	The Financial Statements included in this description have been prepared in accordance with IFRS.
(2)	Amounts in this column have been translated into dollars at the exchange rate specified in the paragraph following the Table of Contents hereof.
(3)	The Bank has completed the following public issues from January 1, 2008 to July 28, 2008: USD 2,000,000,000 2.875% Guaranteed Global Notes due March 15, 2011; AUD 200,000,000 6.75% Guaranteed Notes due January 29, 2010; CHF 550,000,000 Reopening of 2.75% Guaranteed Notes due June 14, 2011; CHF 100,000,000 Reopening of 2.5% Guaranteed Notes due October 18, 2012; CHF 100,000,000 Reopening of 3% Guaranteed Notes due October 23, 2015; GBP 250,000,000 5% Guaranteed Notes due December 7, 2010; CHF 200,000,000 Reopening of 2.5% Guaranteed Notes due October 18, 2012; CHF 100,000,000 Reopening of 3% Guaranteed Notes due October 23, 2015; GBP 300,000,000 4.875% Guaranteed Notes due December 7, 2012; CHF 100,000,000 Reopening of 3% Guaranteed Notes due December 5, 2013; CHF 100,000,000 Reopening of 3% Guaranteed Notes due December 5, 2013; CHF 100,000,000 Reopening of 3% Guaranteed Notes due October 23, 2015; USD 1,000,000,000 3.625% Guaranteed Global Notes due June 17, 2013.

REPUBLIC OF AUSTRIA

GENERAL

The Republic of Austria is situated in Central Europe. It shares borders with:

•	Switzerland and Liechtenstein in the west,

•	the Federal Republic of Germany, the Czech Republic and the Slovak Republic in the north,

•	Hungary in the east, and

•	Slovenia and Italy in the south.

The population of Austria in 2006 was estimated at 8,282,000. From 1981 to 2006, Austria’s population increased by approximately 9.4%. Vienna, the capital, had a population of 1.66 million in 2006.

Austria has an area of 32,383 square miles. The western and southern regions of Austria, containing the Austrian Alps, are mountainous and heavily forested. There are fertile plains in the eastern parts of the country and in the valley of the Danube River, which flows through Austria for a distance of 217 miles.

The present Austrian frontiers were determined by the Treaty of St. Germain in 1919. The occupation of Austria following World War II was ended by the State Treaty for the Re-establishment of an Independent and Democratic Austria in 1955. The treaty limits the manufacture and possession by Austria of certain types of military weapons, including atomic weapons.

FORM OF GOVERNMENT

Under the Austrian Federal Constitution Act of 1920, as amended in 1929 (the “Constitution”), Austria is a democratic and federal republic, with legislative and executive powers divided between the federal government and the nine constituent provinces.

The legislative power of the federal government is vested in a bi-cameral legislature consisting of the Nationalrat and the Bundesrat. The members of the Nationalrat are elected for a period of four years by direct, secret, popular suffrage under a system of proportional representation. The Nationalrat may be dissolved before the termination of the term of four years for which it is elected, by its own action or, in certain circumstances, by the Federal President. The present Nationalrat was elected on October 1, 2006. The members of the Bundesrat are elected periodically by the legislatures of the provinces in proportion to the populations of the nine provinces.

The executive powers of the federal government are vested in the Federal President, the Chancellor and the Cabinet. The Federal President is elected by direct, secret, popular suffrage for a term of six years. Dr. Heinz Fischer was elected Federal President on April 25, 2004 and assumed the office on July 8, 2004. The chief constitutional powers of the Federal President are the appointment of the Chancellor and his Cabinet and the dissolution of the Nationalrat. The present administration was formed on January 11, 2007 by a coalition of the Austrian Social Democratic Party and the Austrian People’s Party with Alfred Gusenbauer of the Austrian Social Democratic Party as Chancellor and Wilhelm Molterer of the Austrian People’s Party as Vice-Chancellor. On July 9, 2008, Austria’s parliament unanimously agreed to end its legislative period early and authorize early elections, following the collapse of the governing coalition on July 7, 2008. The elections are expected to be held on September 28, 2008.

The judicial power is exercised by the federal courts. Courts of last resort are provided for questions of civil and criminal law and for questions of administrative law. A separate constitutional court has primary competence to determine the constitutionality of all legislative and administrative acts of the federal government and the provinces.

POLITICAL PARTIES

The following table shows the political affiliations of the members of the Nationalrat and the Bundesrat after the last two elections, as well as their current political affiliations.

	2002		2006		2007(*)
	National- rat	Bundes- rat	National- rat	Bundes- rat	National- rat	Bundes- rat
Austrian Social Democratic Party (SPÖ)	69	21	68	29	68	28
Austrian People’s Party (ÖVP)	79	28	66	26	66	26
Austrian Freedom Party (FPÖ)	18	12	21	—	21	—
Green Party (Grüne)	17	1	21	4	21	4
Alliance for the Future of Austria (BZÖ)	—	—	7	—	7	—
Independent	—	—	—	3	—	4

(*)	In 2007, there was no general election. Changes compared to 2006 were caused by by-elections.

THE ECONOMY

General

Austria has a highly developed and diversified economy. Industry, which consists of manufacturing and mining, construction, energy and water supply, accounted for 31.1% of the gross value added at current prices in 2007. Industrial development has been favored by the availability of domestic sources of electric power and raw materials. Tourism, agriculture and forestry also play an important part in Austria’s economy.

Gross Domestic Product

The following table shows the major sectors of Austria’s gross domestic product for the years 2003 through 2007. The 2007 gross domestic product at current prices totaled € 272.8 billion, representing a 5.8% increase over 2006. The 2007 gross domestic product at 2000 prices totaled € 241.4 billion, representing a 3.4% increase over 2006.

GROSS DOMESTIC PRODUCT(1)

	2003	2004	2005	2006	2007	Percentage of 2007 total gross value added
	(Billions of euro, at current prices)
Agriculture and forestry	4.0	3.9	3.5	3.9	4.8	1.9
Industry:
Mining and quarrying	0.9	1.0	1.0	1.2	1.2	0.5
Manufacturing	39.6	40.9	42.7	46.2	49.6	20.2
Electricity, gas and water supply	4.8	5.0	5.2	6.0	6.3	2.6
Construction	15.8	16.1	16.6	17.9	19.4	7.9

Total Industry	61.1	62.9	65.5	71.3	76.5	31.1
Service activities:
Wholesale and retail trade	26.3	27.6	28.2	29.2	30.2	12.3
Hotels and restaurants	9.3	9.7	10.1	10.6	11.1	4.5
Transport, storage and communication	14.9	15.0	14.9	15.1	15.1	6.1
Financial intermediation	10.6	11.4	11.4	12.7	13.5	5.5
Real estate, renting and business activities	34.8	37.5	40.3	41.6	44.9	18.3
Public administration(2)	12.2	12.3	12.8	13.3	13.7	5.6
Other service activities	30.4	31.6	33.4	34.8	36.0	14.7

Total service activities	138.6	145.1	151.0	157.3	164.4	66.9
Total gross value added	203.6	212.0	220.1	232.5	245.6	100.0

Taxes less subsidies on products	22.6	24.1	25.3	25.4	27.1

Gross domestic product
Value	226.2	236.1	245.3	257.9	272.8

Volume(3)	216.6	221.6	226.1	233.6	241.4
Percentage change in gross domestic product over preceding year
Value	2.4	4.4	3.9	5.1	5.8
Volume(3)	1.2	2.3	2.0	3.3	3.4

(1)	ESA-95 basis. Amounts may not add due to rounding.
(2)	Including defense and social security.
(3)	Chained series, reference year 2000.

SOURCE: WIFO database.

Domestic Expenditure

The following table shows the total goods and services available for domestic expenditure and the total domestic expenditure for goods and services at current prices for the years 2003 through 2007.

DOMESTIC EXPENDITURE(1)

	2003	2004	2005	2006	2007	Percentage of 2007 Gross Domestic Product
	(Billions of euro at current prices)
Gross domestic product	226.2	236.1	245.3	257.9	272.8	100.0
Add: Imports	102.3	110.3	119.1	130.1	140.6	51.5

Total demand	328.5	346.5	364.4	388.0	413.3	151.5
Less: Exports	109.8	120.5	131.1	144.7	159.0	58.3
Total domestic demand	218.7	225.9	233.3	243.3	254.3	93.2
Domestic expenditure:
Consumption expenditure:
Households(2)	128.1	132.8	137.8	142.9	147.9	54.2
General government	41.4	42.8	44.5	46.5	48.3	17.7

Final consumption expenditure	169.5	175.6	182.3	189.3	196.2	71.9
Investment:
Machinery and equipment(3)	21.8	21.6	22.0	22.8	23.9	8.8
Construction	26.4	27.3	27.9	30.3	32.6	11.9

Gross fixed capital formation	48.1	48.8	49.9	53.1	56.5	20.7
Changes in inventories(4)	1.1	1.6	0.8	0.7	1.7	0.6

Gross capital formation	49.2	50.4	50.7	53.8	58.1	21.3
Statistical discrepancy	(0.0)	(0.1)	0.3	0.1	(0.0)	(0.0)
Gross domestic final expenditure	218.7	225.9	233.3	243.3	254.3	93.2

(1)	ESA-95 basis. Amounts may not add due to rounding.
(2)	Including non-profit institutions serving households.
(3)	Including intangible fixed assets, other products, and products of agriculture, forestry, fisheries and aquaculture.
(4)	Including acquisition less disposals of valuables.

SOURCE: WIFO database.

Productivity, Wages, Wholesale Prices and Cost of Living

The following table sets forth for Austria the indices of productivity and gross wages and salaries per worker and employee, wholesale and consumer prices and cost of living, and the respective percentage increases over the previous period for the years 2003 through 2007.

PRODUCTIVITY, WAGE AND PRICE INDICES(1)

	Productivity Real GDP per employment		Wages and salaries per employee		Wholesale prices		Consumer prices
	Index (1995 = 100)	Percentage increase over previous year	Index (1995 = 100)	Percentage increase over previous year	Index (1995 = 100)	Percentage increase over previous year	Index (1995 = 100)	Percentage increase over previous year
2003	112.6	1.3	115.5	1.9	105.9	1.7	113.6	1.3
2004	115.0	2.2	117.6	1.8	111.1	5.0	115.9	2.1
2005	116.4	1.2	120.3	2.3	113.4	2.0	118.6	2.3
2006	118.9	2.1	123.6	2.7	116.7	2.9	120.3	1.5
2007	120.3	1.2	126.9	2.7	121.5	4.1	122.9	2.2

(1)	Indices based on average of monthly data for the periods indicated.

SOURCE: WIFO database

Industry

In 2007, manufacturing (including mining) accounted for 20.5% of gross value added. Thus the contribution of manufacturing to Austria’s gross domestic product is higher than the average in European Union member states. Austria’s share of the European Union’s manufacturing output increased between 1985 and 2007 from 2.1% to 2.9%. The absolute value added per employee was the sixth highest among the EU 15.

In terms of contribution to gross domestic product, machinery was the largest sector within the industrial sector in 2007, followed by chemicals. The other primary contributors to the Austrian export industry are pulp and paper, leather, metals and metal products. Traditionally, Austria’s expenditures for research and development (R&D) have been lower than those of other members of the European Union. However, in 2007 R&D expenditures were above the European Union average, amounting to 2.6% of Austria’s gross domestic product.

In 2007, an average of 247,441 individuals was engaged in construction, representing 7.4% of Austria’s wage and salary earners. Construction accounted for 7.9% of the 2007’s gross value added.

Banking, Insurance, Real Estate and Business Services

The Single Market program of the European Union has increased competition within Austria’s financial services industry and led to a series of mergers and consolidations. Consequently, the number of banks declined from 923 in 2000 to 870 in 2007 and the number of branches was reduced by 270.

The most spectacular bank merger occurred in 2005. With the merger of Hypovereinsbank and UniCredito Italiano Bank, Bank Austria Creditanstalt, which had formally been controlled by Hypovereinsbank, became a member of the new UniCredit Group. Bank Austria Creditanstalt remains responsible for all activities in Austria and for most of UniCredit Group’s activities in Central and Eastern Europe.

In 2006, the BAWAG-P.S.K. group (Bank für Arbeit und Wirtschaft Postsparkasse AG) tested the stability of the Austrian financial system. Heavy losses were discovered by the former BAWAG as a result of the so-called Caribbean transactions between 1995 and 2000 and subsequent legal action was taken by creditors of insolvent US broker Refco. The results were a loss of confidence in BAWAG-P.S.K. Help from the Republic of Austria (which, at the beginning of May 2006, agreed to issue a federal guarantee of € 900 million to stabilize BAWAG-P.S.K.) and from the Austrian finance sector (which, under the overall control of Oesterreichische Nationalbank, gave BAWAG P.S.K. capital support in the amount of € 450 million) did much to stabilize the situation. Finally, a US financial investor took over BAWAG-P.S.K. group in December 2006.

In 2007, the global financial system came under considerable strain caused by a deterioration of credit quality, a drop in valuations of structured credit products, and a lack of market liquidity accompanying a broad deleveraging in the financial system. The IMF estimated aggregate potential write-downs and losses to be close to $ 1,000 billion. Unlike other European countries, the banking sector in Austria has so far remained resilient, with write-downs due to global financial crisis amounting to approximately € 1 billion in 2007. Overall, a still buoyant economic environment kept domestic credit demand going and both banking profitability and cost efficiency improving.

Premium growth in the insurance industry was approximately 1.5% in 2006 (+1.5%) and projections for 2007 are only slightly higher at 2%. The expected mild upswing was driven mainly by steady growth in property liability insurance. Claims payments in 2006, on the other hand, expanded substantially both in life (15.3%) and in casualty insurance (19.6%). First data on claims payments in 2007 show continued double digit growth in life insurance payouts (24%), whereas the other branches were back to normal. Similar to 2006 payouts associated with expiring single premium policies underwritten 15 years ago were responsible for this upsurge. Gains in private household disposable income and the rising savings ratio supported the life insurance business in 2007. Due to a substantial decline in single premium policies (which showed a loss of 29%) the share of insurance liabilities in private households financial wealth nevertheless dropped. Total premium intakes in life insurance were almost flat at 0.3% although a comfortable rise of contributions to the subsidized scheme for old age provision gave some support.

In 2007, the financial services, real estate and business services sectors contributed to Austrian gross domestic product at current prices by a margin of 23.8%.

Energy

The following table shows Austria’s domestic production and consumption of primary energy and the ratio of domestic production to consumption for the years 2003 through 2006.

DOMESTIC PRODUCTION AND CONSUMPTION OF PRIMARY ENERGY

	2003	2004	2005	2006
	(Tera Joules)
Domestic production:
Coal, coke and lignite	11,320	2,338	4	4
Hydro-electricity(1)	119,722	134,498	133,981	131,921
Oil and oil products	51,381	45,135	41,100	42,133
Natural gas	75,094	70,500	59,347	66,142
Other energy(2)	160,731	170,131	173,811	180,454

Total(3)	418,248	422,602	408,244	420,655

Domestic consumption(4):
Coal, coke and lignite	171,514	169,024	168,688	170,293
Hydro-electricity(1)	139,931	145,587	143,577	156,582
Oil and oil products	591,381	594,457	603,907	608,521
Natural gas	319,481	315,695	345,876	315,391
Other energy(2)	156,157	162,915	171,775	191,462

Total(3)	1,378,464	1,387,679	1,433,822	1,442,249

Domestic production as a percentage of domestic consumption	30.3	30.5	28.5	29.2

(1)	Without calorific production.
(2)	Includes firewood and waste.
(3)	Amounts may not add due to rounding.
(4)	Taking into account changes in inventories of producers, intermediaries and importers, as well as exchanges with other countries excluding changes in inventories of ultimate consumers.

While the reliance on oil, oil products and hydroelectric power as a percentage of total domestic consumption has been relatively stable, the use of natural gas and biomass has increased. In the foreseeable future, Austria will have to continue importing significant amounts of non-hydro-electric energy products.

In 2007, 0.946 million metric tons of crude oil (including natural gas liquids) were produced in Austria, amounting to 7.9% of total crude oil consumption. The production of natural gas from domestic sources covered 17.1% of total natural gas consumption. According to the Austrian Member Committee of the World Energy Council (WEC) Austria had proven reserves of crude oil of more than 100 million barrels and proven reserves of natural gas of 1.44 billion cubic feet as of the end of the year 2006.

OMV AG (“OMV”), formerly Österreichische Mineralölverwaltung AG, is an integrated oil and chemical company responsible for the largest part of the exploration and drilling activities in Austria and owns and operates Austria’s only oil refinery, located in Schwechat, near Vienna. OMV is partly, and indirectly, state-owned. Foreign companies have the majority of the market share for petroleum products in Austria.

In 2007, Austria generated 0.5% more electricity than in 2006 and was a net importer of electricity (net imports amounting to 9.8% of total electricity consumption). Since 1978, following a national referendum, Austrian law has forbidden the use of nuclear power as a source of energy.

In 2007, expenditures for imported energy accounted for 4.1% of Austria’s gross domestic product. Kazakhstan, Libya and Iraq were the principal suppliers of crude oil to Austria in 2007. In that year, 65% of all natural gas imports came from Russia, while the share of Norwegian gas imports under the Troll-Gas-Sales Agreement reached 17%. Coal and coke were imported principally from Poland and the Czech Republic.

Agriculture and Forestry

Almost half of Austria’s surface area is used for agriculture and animal breeding. Domestic agricultural production covers approximately 90% of the country’s food consumption. In 2007, livestock raising and dairy operations accounted for about 45% of total agricultural production.

Austria has one of the largest forest areas in Europe. About 43% of its surface area, or approximately 14,000 square miles, are forested. Exports of lumber and forest products, including paper, paperboard and pulp, represented 7.3% of Austria’s exports in 2007.

In 2007, an average of approximately 172,000 individuals were employed in agriculture and forestry, representing 4.8% of Austria’s labor force.

Tourism

Austria’s tourism industry benefits from extended summer and winter seasons. The natural and scenic attractions of Austria’s mountains, lakes and resorts, as well as its rich traditions in music, theatre, literature and other forms of art and science, attract a great number of tourists each year, principally from Germany and the Netherlands, as well as Austrians themselves. Austria’s federal, provincial and municipal authorities provide substantial funds each year for the support and development of the tourist trade.

The total number of overnight stays by foreign tourists has increased since 1997 and reached 88.4 million in 2007. Austrian tourism benefited from favorable positioning in the rapidly expanding short vacation segment, as well as from structural improvements in and the modernization of tourism facilities. In comparison to the previous year the number of total overnight stays by both foreigners and Austrians increased in 2007 by 1.7% and reached a level of 121.4 million. In particular, more overnight stays of guests from the 12 new EU member states, which increased by 17.1% and Russia, which increased by 24.7% were recorded. The demand in Austria’s most important market, Germany, increased by 1.3% (2007: 48.2 million overnight stays). A significant decline of 15.5% was registered for overnight stays of Japanese tourists. The demand of domestic tourists, however, developed relatively favorable (2.7% from previous year).

According to the latest Tourism Satellite Account (TSA) estimates for 2006, direct tourism value added (including business trips) accounted for 5.4% of Austria’s gross domestic product (excluding business trips: 5.1%). Taking into consideration both direct and indirect demand, tourism (excluding business trips) contributed 8.3% to GDP.

The following table shows the total number of overnight stays by foreign tourists in Austria and international tourism receipts derived there from.

OVERNIGHT STAYS BY FOREIGNERS AND RELATED FOREIGN EXCHANGE RECEIPTS

	2003	2004	2005	2006	2007
Overnight stays by foreigners (thousands)	86,276	85,922	87,741	87,274	88,419
Total foreign exchange receipts (millions of euro)	13,528	13,898	14,701	15,144	15,632

SOURCE:    WIFO database.

The Role of Government in the Economy

The industries and companies under state ownership have included the entire coal, iron ore, and iron and steel industries and a large part of the non-ferrous metals and oil and natural gas industries, as well as a number of companies producing machinery and vehicles, electrical machinery and equipment, and chemicals and chemical products. Austria vested the administration of ownership interests in the nationalized industries in the Österreichische Industrieholding Aktiengesellschaft (“ÖIAG”). Austria owns all the shares of ÖIAG.

In 1993, following an amendment to the ÖIAG Act and the adoption of the ÖIAG Financing Amendments Act, ÖIAG began the privatization of companies or groups of companies owned by it. On May 9, 2003, the Austrian government instructed ÖIAG to continue with these privatizations. Pursuant to this privatization mandate, ÖIAG sold or reduced its stake in many of the companies or groups in which it had previously held a stake.

As of July 25, 2008, ÖIAG held stakes in the following companies:

•	Österreichische Post AG (51%):

Österreichische Post AG is Austria’s leading service provider in mail carriage.

•	Austrian Airlines AG (42.75%):

The Austrian Airlines group covers all segments of the aviation industry – from scheduled and charter traffic to cargo – and is the market leader in these areas in Austria.

•	OMV AG (31.5%):

OMV AG is engaged in the exploration, development and refining of oil and gas, as well as the production of chemicals for use in the fertilizer industry.

•	Telekom Austria AG (27.37%):

Telekom Austria AG is Austria’s largest telecommunications group, providing fixed network, mobile communications, data communications and internet services.

•	GKB-Bergbau GmbH (100%)

GKB-Bergbau GmbH is responsible for ensuring ÖIAG’s organized withdrawal from the mining sector.

The following organizational chart presents the structure of ÖIAG and the extent of its interests in its most significant subsidiaries and equity holdings as of July 28, 2008.

Labor and Social Legislation

Austria’s average active population (men between the ages of 15 and 65 and women between the ages of 15 and 60) in 2007 was estimated at approximately 5.4 million individuals, and the Austrian labor force (wage and salary earners, self-employed individuals and unemployed individuals) was estimated at 4.0 million.

In recent years, a substantial number of foreign workers have been employed in Austria. An average of approximately 0.4 million such foreign workers were employed in Austria in 2007, representing 12.3% of the dependant labor force. Approximately 40% of the foreign workers are citizens of the former Yugoslavia, and approximately one-seventh are citizens of Turkey.

The rate of unemployment (according to Eurostat Labour Force Survey), as a percentage of the total number of wage and salary earners, including self-employed and unemployed, was 4.7% in 2006. In 2007 the average number of unemployed was approximately 0.2 million, representing 4.4% of the labor force. At that time, there were 38,214 job vacancies.

Austria’s social security system includes health, maternity, disability and old age benefits, workmen’s compensation, family allowances, supplementary retirement and welfare plans, unemployment benefits and a number of other social services and benefits. Approximately 99% of Austria’s population is covered by social security. Social security benefits are paid out of current contributions from employees and employers and by current allocations from the federal budget. The preliminary federal result for 2007 provided for total expenditures for social welfare payments in an amount of EUR 25.9 billion. Such expenditures account for 36.2% of the total federal expenditures, excluding expenditures for state-owned enterprises. They do not, however, take into account any expenditure for social welfare services financed by the budgets of the Länder or made with the proceeds of borrowings by the Republic pursuant to any special budget law.

Foreign Direct Investments

The amount of inward foreign direct investment grew at a rate of 28.6% in 2005, the year for which most current figures are available, compared to a growth rate of 7.3% in 2004. The majority, or 69.5%, of foreign investment still originates from the original 15 EU member states and over half of that share is accounted for by Germany. The second single most important European investor in Austria is the Netherlands which accounts for 9.5% with a significant growth rate of 67.5% in 2005. The proportion of foreign direct investment accounted for by the “new” EU member states is negligible. All European countries together still account for 79% of foreign direct investment. The most important European investors outside the EU are Switzerland and Liechtenstein (together accounting for a share of 7.9% of total investment in Austria). Outside Europe the United States is the single most important investor in Austria, accounting for 11.2% of the total, while Japan accounts for only 2% of total Austrian inward foreign direct investment.

Investment in the service sector, which accounts for 78% of total investment, is significantly larger than investment in the manufacturing sector. Foreign companies have invested mainly in real estate and business services, trading, banking and insurance operations. Other important industries in which foreign entities have acquired major interests are the oil, chemical (5.6%), as well as electric and electronic equipment industries (2.7%). In 2005 the transportation and communication sector, other manufactures (e.g. furniture) and the real estate and business services sectors experienced the highest increases in foreign direct investment.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Austria became a member of the EFTA at its establishment in 1960. By 1966, all tariffs between EFTA members were eliminated. On July 17, 1989 Austria applied for membership in the European Union. On May 2, 1992 Austria joined the EEA and its membership in the EU became effective on January 1, 1995.

The following table, which should be considered in conjunction with the price indices shown below, shows the exports and imports of Austria in the years 2003 through 2007.

FOREIGN TRADE(1)

Year	Exports (F.O.B.)	Imports (C.I.F.)	Balance of trade	Exports as a percentage of imports
	(Millions of euro)			(%)
2003	78,903	80,993	(2,091)	97.4
2004	89,848	91,094	(1,247)	98.6
2005	94,705	96,499	(1,793)	98.1
2006	103,742	104,201	(459)	99.6
2007	114,194	113,798	396	100.3

(1)	Based on movements of goods.

SOURCE: STATISTIK AUSTRIA, WIFO database.

Over the past decade foreign trade has greatly increased in importance for the Austrian economy. In 2007, exports and imports of goods amounted to 41.9% and 41.7%, respectively, of Austria’s gross domestic product at current prices, compared to only 24.5% and 28.5% in 1996. The main causes of this development were the fall of the communist regimes in the former Eastern Bloc and Austria’s accession to the European Union.

Changes in the volume of exports and imports, in export and import prices and in Austria’s terms of trade, i.e., the relationship of the prices of exported goods to the prices of imported goods, are shown in the following table.

INDICES OF FOREIGN TRADE(1)

(1995 = 100)

	Exports (F.O.B.)		Imports (C.I.F.)		Terms of trade(2)
Year	Price index	Volume index	Price index	Volume index
2003	102.8	182.1	102.9	162.2	99.9
2004	104.0	205.0	103.5	181.2	100.4
2005	106.2	211.6	106.6	186.4	99.6
2006	108.9	225.9	110.9	193.5	98.2
2007	110.9	244.2	112.2	209.0	98.9

(1)	Based on movements of goods.
(2)	Export price index divided by import price index, expressed in percentages.

SOURCE: STATISTIK AUSTRIA, WIFO database.

The following table summarizes the composition of Austria’s exports and imports by product groups for the years 2003 through 2007.

EXPORTS AND IMPORTS BY PRODUCT GROUPS(1)

	2003	2004	2005	2006	2007	Percentage of 2007
	(Millions of euro)
Exports (f.o.b.):
Food and live animals	3,323	3,553	3,988	4,427	4,965	4.3
Beverages and tobacco	1,320	1,596	1,763	1,972	1,931	1.7
Crude materials, inedible except fuels	2,570	2,876	2,883	3,239	3,809	3.3
Mineral fuels, lubricants and related materials	2,011	2,901	4,360	2,401	3,043	2.7
Animal and vegetable oils, fats and waxes	71	76	75	82	102	0.1
Chemicals and related products n.e.s.	7,972	8,177	9,308	10,972	12,126	10.6
Manufactured goods classified chiefly by material(2)	17,758	19,312	21,142	24,217	27,500	24.1
Machinery and transport equipment	33,234	40,329	39,441	43,656	47,252	41.4
Miscellaneous manufactured articles	10,645	11,029	11,745	12,776	13,467	11.8

Total exports(3)	78,903	89,848	94,705	103,742	114,194	100.0

Imports (c.i.f.):
Food and live animals	4,203	4,673	5,058	5,426	6,042	5.3
Beverages and tobacco	551	568	560	566	620	0.5
Crude materials, inedible except fuels	2,934	3,324	3,876	4,534	4,983	4.4
Mineral fuels, lubricants and related materials	6,453	8,083	11,778	11,727	11,087	9.7
Animal and vegetable oils, fats and waxes	125	149	157	204	289	0.3
Chemicals and related products, n.e.s.	9,016	9,392	10,566	11,857	12,745	11.2
Manufactured goods classified chiefly by material(2)	12,863	14,451	14,969	17,678	20,030	17.6
Machinery and transport equipment	32,004	37,076	35,544	37,602	41,313	36.3
Miscellaneous manufactured articles	12,845	13,378	13,992	14,607	16,689	14.7

Total imports(3)	80,993	91,094	96,499	104,201	113,798	100.0

(1)	Based on movement of goods.
(2)	Semi-finished and finished products.
(3)	Amounts may not add due to rounding.

SOURCE: STATISTIK AUSTRIA, WIFO database.

The following table shows the geographic distribution of Austria’s foreign trade for the years 2003 through 2007.

EXPORTS AND IMPORTS BY GEOGRAPHIC AREA(1)

	2003	2004	2005	2006	2007	Percentage of 2007
	(Millions of euro)
Exports (f.o.b.):
EU countries(2)
Germany	25,091	28,951	30,108	31,475	34,414	30.1
Italy	7,074	7,706	8,187	9,235	10,199	8.9
United Kingdom	3,484	3,765	3,845	3,922	4,039	3.5
Czech Republic	2,411	2,752	2,925	3,384	4,003	3.5
Hungary	3,174	3,338	3,223	3,508	3,977	3.5
Other EU countries	17,243	19,630	21,014	23,335	25,986	22.8

Total EU countries	58,476	66,141	69,302	74,859	82,618	72.3
Other countries
Switzerland	4,366	4,434	4,647	4,854	5,000	4.4
Central Eastern European countries(3)	3,270	3,798	4,312	5,204	6,037	5.3
United States	4,087	5,307	5,349	6,118	5,774	5.1
All other countries	8,703	10,167	11,095	12,706	14,765	12.9

Total exports(4)	78,903	89,848	94,705	103,742	114,194	100.0

Imports (c.i.f.):
EU countries(2)
Germany	33,190	39,130	40,733	43,264	47,247	41.5
Italy	5,687	6,234	6,389	7,183	7,823	6.9
United Kingdom	1,851	1,754	1,852	2,049	2,332	2.0
Czech Republic	2,631	2,886	3,189	3,354	3,638	3.2
Hungary	2,626	2,603	2,464	2,587	2,806	2.5
Other EU countries	16,228	18,597	18,741	19,389	20,975	18.4

Total EU countries	62,214	71,204	73,368	77,826	84,822	74.5
Other countries
Switzerland	3,416	2,847	3,344	3,633	4,734	4.2
Central Eastern European countries(3)	2,171	2,559	3,477	3,847	3,542	3.1
United States	3,127	2,958	3,175	3,462	3,744	3.3
All other countries	10,066	11,526	13,135	15,432	16,956	14.9

Total imports(4)	80,993	91,094	96,499	104,201	113,798	100.0

(1)	Based on movements of goods.
(2)	The EU consists of Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom.
(3)	Albania, Belarus, Bosnia and Herzegovina, Croatia, Kosovo, Macedonia, Moldova, Montenegro, Russia, Serbia and the Ukraine.
(4)	Amounts may not add due to rounding.

SOURCE: STATISTIK AUSTRIA, WIFO database.

Balance of Payments

The following table shows the balance of payments of Austria with all countries and the net change in official international reserves of the Oesterreichische Nationalbank (“OeNB”), Central Bank of Austria, for the years 2003 through 2007.

BALANCE OF PAYMENTS(1)

	2003	2004	2005	2006	2007
	(Millions of euro)
Current account	3,784	4,844	4,915	6,292	8,763
Goods, services and income
Goods	(1,535)	(787)	(1,426)	333	1,324
Exports	77,895	88,372	95,880	106,504	118,186
Imports	79,431	89,159	97,307	106,171	116,863
Services	7,860	7,977	9,372	10,161	12,274
Travel(2)	4,892	5,154	5,779	5,835	6,272
Income	(966)	(982)	(1,622)	(2,937)	(3,791)
Current transfers	(1,575)	(1,363)	(1,407)	(1,266)	(1,045)
Capital and financial account
Capital account	13	(274)	(190)	(801)	(62)
Financial account	(527)	(643)	(240)	(5,183)	(6,290)
Direct investment	7	(3,551)	(138)	(2,463)	(578)
Portfolio investment	4,033	(1,068)	(10,927)	11,471	21,129
Other investment	(5,692)	2,911	10,283	(13,978)	(22,768)
Financial derivatives	(671)	(493)	157	(719)	(2,217)
Reserve assets	1,796	1,558	385	505	(1,857)
Errors and omissions	(3,270)	(3,928)	(4,486)	(308)	(2,410)

(1)	Amounts may not add due to rounding.
(2)	Including international passenger transport.

SOURCE: WIFO database.

In 2003, Austria’s current account closed with a surplus of EUR 3.8 billion. The balance of goods and services improved from EUR 2.7 billion to EUR 5.4 billion. Exports grew by 13.7% and imports by 16.3%. The shortfall on current transfers changed from EUR 1.9 billion in 2002 to EUR 1.6 billion in 2003.

Services amounted to EUR 7.9 billion. At EUR 1.0 billion, the largest outflows in the current account were again recorded in the income sub-account.

The financial account decreased sharply from net outflows of EUR 3.4 billion in 2002 to EUR 0.5 billion in 2003, while direct investments were slightly positive. Portfolio investments amounted to EUR 4.0 billion in 2003.

At the end of 2004, Austria’s current account improved and had a surplus of EUR 4.8 billion. The balance of goods and services improved from EUR 5.4 billion to EUR 6.2 billion. Exports grew by 13.4% and imports by 12.2%. The shortfall on current transfers changed from EUR 1.6 billion in 2003 to EUR 1.4 billion in 2004.

The financial account deteriorated in 2004 compared to 2003 and stood at EUR 0.6 billion at the end of the year. Direct investments fell from a low positive result in 2003 to a deficit of EUR 3.5 billion in 2004. Portfolio investments fell sharply from EUR 4.0 billion to a deficit of EUR 1.1 billion.

In 2005, Austria’s current account further improved and stood at EUR 4.9 billion. The balance of goods and services amounted to EUR 6.3 billion which is mainly due to an improvement of services compared to the preceding year. Exports continued to develop satisfactorily in 2005 and showed an increase of 8.5% compared to 2004, while imports grew by 9.1%.

The financial account continued its negative trend and closed at EUR 0.2 billion at the end of 2005. Direct investments closed at EUR 0.1 billion, while portfolio investments again fell substantially compared to 2004 and stood at a deficit of EUR 10.9 billion.

In 2006, the current account again developed positively and reached the level of EUR 6.3 billion. The balance of goods and services improved to EUR 7.5 billion compared to EUR 6.3 billion in 2005. The trade balance showed a small surplus of EUR 0.3 billion at the end of 2006.

The growing current account surplus has also led to a substantially increased net-export of capital: The financial account stood at EUR 5.2 billion compared to EUR 0.2 billion at the end of 2006. While portfolio investments showed an import of capital of EUR 11.5 billion, other investments resulting mainly from the banks’ credit- and deposit business showed an export of capital of EUR 14.0 billion. Additionally, direct investments amounted to EUR 2.5 billion.

In 2007, the current account again developed positively and reached the level of EUR 8.8 billion. The balance of goods and services improved to EUR 9.8 billion compared to EUR 7.5 billion in 2006. Compared to 2006, the surplus of the trade balance further grew to EUR 1.3 billion.

The growing current account surplus has also led to a substantially increased net-export of capital: The financial account stood at EUR 6.3 billion compared to EUR 5.2 billion at the end of last year. While portfolio investments showed an import of capital of EUR 21.2 billion, other investments resulting mainly from the banks’ credit- and deposit business showed an export of capital of EUR 22.8 billion. Additionally, direct investments sharply decreased compared to last year and amounted to EUR 0.6 billion.

FOREIGN EXCHANGE

Foreign Exchange Rates

On January 1, 1999, the euro was introduced as the legal currency of participating Member States of the European Union. During a transition period from January 1, 1999 until December 31, 2001, the Austrian schilling (ATS) was a non-decimal unit of the euro, expressed by the conversion rate irrevocably fixed on December 31, 1998 at ATS 13.7603 per 1 euro. Both the euro and the schilling were initially legal tender in Austria. Euro coins and bank notes became available on January 1, 2002. The Austrian schilling ceased to be legal tender at the end of February 2002.

The following table shows the average exchange rates of the euro to the dollar during the periods indicated.

EXCHANGE RATES OF THE EURO

Dollars per euro
Annual average
2003	1.131
2004	1.243
2005	1.245
2006	1.256
2007	1.371
Monthly average
January 2008	1.472
February 2008	1.475
March 2008	1.553
April 2008	1.575
May 2008	1.556
June 2008	1.555

SOURCE:    WIFO database.

The exchange rate of the euro was 1.3270 USD/EUR at the beginning of 2007 and closed the year at 1.4721 USD/EUR (reference rates published by the ECB). This general upward movement of the exchange rate was accompanied by substantial fluctuations. During 2007, the U.S. dollar reached its low of 1.2893 USD/EUR on January 12, 2007 and its peak on November 27, 2007, at 1.4874 USD/EUR.

BANKING SYSTEM AND MONETARY POLICY

Oesterreichische Nationalbank (“OeNB”)—Central Bank of Austria

The following is a general description of the Austrian banking system as part of the European central bank system, which is defined by the Treaty establishing the European Community, as amended by the Treaty establishing the European Union (the Maastricht Treaty) (hereinafter the “EC Treaty”) and the Statutes of the European System of Central Banks and of the European Central Bank. The role of Austria’s central bank in this system is also defined by the Austrian National Bank Act.

The OeNB, established by Austrian Federal Law in 1922, is the central bank of Austria. It is a joint stock company, 50% of whose shares are owned by the Republic of Austria by law, with the balance being owned by Austrian financial institutions and other Austrian entities. The transfer of shares in OeNB is subject to approval by the bank’s general meeting.

The OeNB is supervised by a General Council (Generalrat) consisting of fourteen members: the President and Vice-President of the OeNB, six members appointed by the Federal Government, and six members elected by the shareholders meeting. Pursuant to the National Bank Act, the members of the General Council shall include representatives from banks, industry, trade, small business and agriculture, as well as representatives of salaried employees and wage earners. The daily business of OeNB is run by the Directorate (Direktorium) consisting of the Gouverneur, the Vice-Gouverneur and two other members.

Like any other company in which the Republic of Austria holds a stake of at least 50% of the capital, the OeNB is subject to control by the Court of Accounts (Rechnungshof).

European System of Central Banks: Upon Austria’s entry into the final stage of European Monetary Union on January 1, 1999, the OeNB became an integral part of the European System of Central Banks (“ESCB”). The ESCB, which consists of the European Central Bank (“ECB”) and the national central banks (NCBs) of those EU member states participating in monetary union, was established for the conduct of the single European monetary policy. The ESCB’s primary objective is to maintain price stability. In addition, and without prejudice to this objective, the ESCB supports the general economic policies in participating countries. Its basic functions are to define and implement the monetary policy of the euro area; to conduct foreign exchange operations; to hold and manage the official foreign reserves of the Member States; and to promote the smooth operation of payment systems. The process of decision-making in the ESCB is centralized through the decision-making bodies of the ECB, namely the ECB’s Executive Board and its Governing Councils.

The sole shareholders of the ECB are the NCBs of the Member States. Each NCB’s capital share is based on the respective Member State’s share in the population and the GDP of the EU. As of January 2, 2008, the OeNB had a share of 2.02% in the subscribed capital of the ECB.

By establishing the ECB, the participating Member States abandoned some of their sovereignty over monetary policy, but the NCBs retain all of the functions that are not transferred to the ECB.

The ECB requires credit institutions established in the participating Member States, including OKB, to hold minimum reserves on accounts with the national central banks, which, in OKB’s case are held by OeNB. OKB calculates the minimum reserve requirements according to the relevant ECB regulations. The ECB may at any time change the reserve ratios. Liabilities to other institutions subject to the ECB’s minimum reserve system and liabilities to the ECB and the national central banks are not included in the reserve base.

Banking System

As of the end of 2007, Austria had a total of 870 independent banks (Kreditinstitute, or credit institutions), which are classified into seven sectors on the basis of their legal status:

•	51 joint stock banks and private bankers

•	56 savings banks

•	11 regional mortgage banks

•	558 rural credit cooperatives

•	69 small business credit cooperatives

•	4 building and loan societies

•	93 special purpose banks

•	28 branches of foreign banks

While the number of credit institutions was one less than as of the end of 2006 (871 banks), the total number of branches and banking outlets increased from 4,279 to 4,286.

Business Activity and Earnings Situation: The aggregate total assets of all Austrian-based credit institutions increased by 12.7% in 2007 compared with 2006. Loan demand grew by 3.6% in 2007. This increase was exclusively carried by euro-loans, which gained 6.8%, while foreign currency-denominated loans decreased by 10.3%. Growth of domestic nonbanks’ deposits accelerated to 11.7% in 2007. Demand deposits and time deposits grew by 10.9% and by 50.9% respectively, whereas savings deposits only grew by 4.5%. Direct domestic issues by banks increased by 24.5% in 2007.

The total operating profit of all Austrian-based credit institutions rose by 14.5% in 2007. Net interest income increased slightly and the ratio of net interest income to total operating income decreased by 0.93 percentage points, standing at 42.2% as of December 31, 2007. Income from securities and participating interests in 2007 exceeded the 2006 result by 22.3%. The balance on commissions increased by 9.8%, and the net income from financial transactions dropped sharply by 57.8%. This translated into a ratio of operating profit to total assets of 0.74% for the year 2007, an increase of 0.01% compared to 2006. Operating income increased by 5.4% and operating expenses increased by 5.6%. The cost/income ratio therefore improved by 3 percentage points and amounted to 62.0% in 2007.

Monetary Policy

In order to fulfill the mandate of maintaining price stability, the EC Treaty accords the Eurosystem (term used to refer to the ECB and the NCBs of the Member States that have adopted the euro) a considerable degree of institutional independence, albeit supplemented by extensive obligations concerning transparency and accountability.

The Eurosystem’s stability-oriented monetary policy which was announced in October 1998 and thoroughly evaluated four and a half years after the introduction of the euro in May 2003, consists of three main elements: a quantitative definition of price stability, a broadly based assessment of the outlook for price developments, and a prominent role for money in the assessment of risks to price stability. The last two elements are also referred to as the two pillars which structure the comprehensive analysis on which monetary policy decisions are based. While the economic analysis identifies short to medium-term risks to price stability, the monetary analysis should help assessing medium to long-term trends in inflation.

The Eurosystem has a variety of monetary policy instruments at its disposal to manage liquidity. As an integral part of the Eurosystem, one of the main tasks of the OeNB is to carry out monetary policy operations in Austria.

The euro money market, in which the TARGET (Trans-European Automated Real-time Gross settlement Express Transfer System) payment system plays an important role, has continued to operate with increasing efficiency. The number of cross-border transactions was considerably higher than before the start of the Eurozone, and some banks managed at times to get liquidity in the unsecured segment at conditions at least as favorable as the minimum bid rate in the tender operations.

As of December 31, 2007, the Austrian share amounted to approximately 3.0% of the total Eurozone reserve requirement. The minimum reserve ratio applicable to the liability base of banks was left unchanged at 2% in 2007. In the course of 2007, required reserves increased by approximately EUR 780 million from approximately EUR 5.4 billion in December 2006 to EUR 6.2 billion in December 2007. Minimum reserves accrue interest on the basis of the marginal rate that the Eurosystem charges for its main refinancing operations. This means that at the beginning of the year, the rate was at 3.55% and increased to 4.10% in December 2007.

The following table sets out Austria’s official reserve assets as at December 31, 2007, 2006 and 2005.

	December 31, 2005	December 31, 2006	December 31, 2007
Official Reserve Assets	10,080	9,750	12,376
1. Foreign currency assets (in convertible foreign currencies)	5,339	4,987	6,968
(1a) Securities	4,041	3,177	4,556
(1b) total currency and deposits with:	1,298	1,810	2,412
(i) other national central banks BIS and IMF	234	116	1,735
(ii) banks headquartered in the euro area and located abroad	0	0	0
(iii) banks headquartered and located outside the euro area	1,064	1,694	677
2. IMF reserve position	388	134	133
3. SDRs	124	144	158
4. Gold (including gold deposits and gold swapped)	4,229	4,481	5,115
- volume in millions of fine troy ounces	10	9	9
5. Other reserve assets	0	4	2
- financial derivatives	0	4	2
Other Foreign Currency Assets	2,683	2,321	1,787
- securities not included in official reserve assets	2,039	1,139	837
- deposits not included in official reserve assets	644	1,179	948
- loans not included in official reserve assets	0	0	0
- financial derivatives not included in official reserve assets	0	3	2

SOURCE:    WIFO database; ECB.

The ECB has exclusive authority for the issuance of banknotes within the eurozone area. Since Austria joined the EMU, the OeNB publishes data on the number of banknotes in circulation, calculated by the ECB in accordance with decision ECB/2001/15. According to these calculations, there were EUR 18,053 million banknotes in circulation in Austria as at December 31, 2007, 16,815 million as at December 31, 2006 and 15,128 million as at December 31, 2005.

REVENUES AND EXPENDITURES

Federal Budget

The fiscal year for the federal budget is the calendar year. Prior to the beginning of each year, the federal government submits the proposed annual budget of estimated receipts and expenditures to the Nationalrat for approval. Any increase or shift in expenditures requires again the approval by the Nationalrat of a special budget law authorizing such increase or shift, except that the Federal Minister of Finance has limited discretionary authority to increase authorized expenditures provided that additional revenues are available. Budget deficits are financed by government borrowings either domestically or externally, and in the event that revenues are less than expected, a special budget law must be submitted to the Nationalrat authorizing the Minister of Finance to undertake additional borrowings. Since 1976, however, the Minister of Finance has been authorized to finance shortfalls in revenues of up to 3% of the anticipated amount shown in the basic budget without the approval of the Nationalrat if he determines that such revenue shortfalls resulted from a downturn in the business cycle, but the Minister of Finance is obliged to report to the Nationalrat on such operations quarterly.

Pursuant to the Federal Constitution of 1929 and a federal law adopted in 1948, the Rechnungshof (the Court of Accounts) is entrusted with the audit of the administration of the finances of the federal government and its constituent provinces and of their annual financial statements. The Rechnungshof is independent from the executive branch and reports directly to the Nationalrat. It is responsible, in essence, for the compilation of the budget outcome report to be submitted annually to the Nationalrat, for assistance in the contracting of indebtedness for moneys borrowed (federal debt documents have to be countersigned by the president of the Rechnungshof), for the control of administration expenditures, and for assistance in issuing certain government decrees.

In the years 2001 to 2003 Austria went through a period of slow economic growth that in 2003 eventually turned the fiscal balance into deficit again. The successful consolidation efforts of 2000, however, allowed for the automatic stabilizers to work during the economic downswing as well as for a significant tax reform that started in 2005. For the next years, the aim is to bring the public budget back into balance and to reduce the public gross debt to below 60% of GDP by 2008.

The federal accounts as set forth below for the years 2004 to 2006 have been audited by the Rechnungshof and approved by the Nationalrat. The accounts for 2007 and 2008 represent the basic budget as approved by the Nationalrat in 2006 and 2007 respectively.

For further information concerning the budget for the fiscal years 2004 to 2008, see “Republic of Austria—Tables and Supplementary Information—Federal Revenues and Expenditures”.

SUMMARY OF REVENUES AND EXPENDITURES

	2004	2005	2006	2007(1)	2008(1)
	(Millions of euro)
I. General Account
Federal Government Revenues:
Total taxes and levies—gross	56,207	57,156	60,398	63,183	65,880
Less: transfers to provinces, municipalities and funds	(16,397)	(16,805)	(17,473)	(18,578)	(19,341)
Transfer to EU—budget	(2,150)	(2,314)	(2,470)	(2,400)	(2,500)

Total taxes and levies—net	37,660	38,038	40,454	42,205	44,039
Other levies	9,254	9,437	9,844	10,329	10,617
Other sources	13,433	14,018	15,804	13,179	12,253
Total revenues	60,347	61,493	66,103	65,713	66,909

Expenditures:
Total	64,977	66,041	70,519	69,575	69,869
Of which: staff expenditures	10,114	10,464	10,796	11,129	11,209
Other expenditures	54,863	55,577	59,723	58,446	58,660
Budget deficit—net of public debt redemptions	4,630	4,548	4,416	3,862	2,960
Budget deficit—net, as a percentage of gross domestic product	(2.0)%	(1.8)%	(1.7)%	(1.4)%	(1.1)%
II. Financing Account
Expenditure	30,226	32,271	39,090	87,530	77,813
Revenue	34,856	36,819	43,506	91,392	80,773

Surplus	4,630	4,548	4,416	3,862	2,960

Rounding differences

(1)	Federal Budget

SOURCE: Federal Ministry of Finance.

Taxation

On January 1, 2005 a tax reform bill came into force. This tax reform lowers the tax burden by about EUR 2.5 billion, in particular by reducing the corporate income tax rate from 34% to 25% and by a modified personal income tax rate.

The principal taxes levied by Austria are personal income tax (including salary and wage tax), corporate income tax and value added tax (“VAT”). Personal income taxation is progressive, with a top marginal rate of 50% on taxable income in excess of EUR 51,000. For employees, this top marginal rate is reduced to about 43% by statutory tax allowances for 1/6 of the yearly income. For the corporate income tax there is a flat rate of 25%. The general VAT rate is 20%, and the reduced rate, mainly on food products, rents, passenger transport, books and newspapers and certain services, is 10%. In comparison to other European countries, effective direct taxation is low, while indirect taxation is above average.

Under Austrian law, a fraction of the taxes collected by the federal government must be remitted to the provinces and municipalities under a revenue-sharing plan. The fractions and the taxes involved, and the basis of distribution among the provincial and local entities, are negotiated periodically among federal and other government authorities. The latest agreement concluded in autumn 2004 covers the period 2005 to 2008.

Austria is a party to tax treaties with 54 countries worldwide, including the United States.

PUBLIC DEBT

Summary of Domestic and External Debt

The following table sets forth the direct domestic and external debt of Austria outstanding at December 31 of each of the years indicated.

DIRECT DEBT

	2003	2004	2005	2006	2007
	(Millions of euro)
Domestic	122,021	131,747	139,670	146,966	150,006
External(1)	13,929	13,141	11,635	8,319	7,294

Total	135,950	144,888	151,305	155,285	157,300

Less: Holdings of own Bonds	(9,073)	(9,338)	(9,976)	(10,020)	(9,924)

Total	126,877	135,550	141,329	145,265	147,376

(1)	Translated into EUR at the exchange rates prevailing at December 31 of each year indicated.

SOURCE: Austrian Federal Financing Agency.

External funded debt in foreign currencies outstanding as of December 31, 2007 was as follows(1):

(Millions of euro)
Payable in U.S. Dollars	0
Payable in Swiss Francs	4,225
Payable in Yen	3,069

Total	7,294
Less: Holding of own Bonds	0

Total	7,294

(1)	Translated into euro at the exchange rates prevailing at December 31, 2007.

SOURCE: Austrian Federal Financing Agency.

In addition to its direct debt, Austria has guaranteed the payment of the principal of, and interest on, certain obligations of public agencies, enterprises in which Austria has an ownership interest, and of others pursuant to the Export Guarantees Act and Export Financing Guarantees Act. The major portion of the debt guaranteed by Austria has been guaranteed pursuant to the Export Guarantees Act and the Export Financing Guarantees Act. The following table sets forth the principal amount of debt guaranteed by Austria outstanding at December 31 of each of the years 2003 through 2007.

GUARANTEED DEBT

	December 31,
	2003	2004	2005	2006	2007
	(Millions of euro)
Domestic(1)	38,228	41,518	43,499	49,588	61,900
External	17,078	17,649	20,869	20,206	18,164

Total Guaranteed Debt(2)	55,306	59,167	64,368	69,794	80,064

(1)	Translated into EUR at the exchange rates prevailing at December 31 of each year indicated.
(2)	In addition, the Republic is liable by law for all liabilities of the Austrian Postal Savings Bank assumed until December 31, 2000, which amounted to EUR 3.8 billion as of December 31, 2007.

SOURCE: Ministry of Finance.

Debt Service

The following table sets forth the debt service requirements for the indicated periods in respect of the internal funded debt of Austria outstanding at December 31, 2007.

DEBT SERVICE REQUIREMENTS OF DOMESTIC DEBT

	2008	2009	2010	2011	2012
	(Billions of euro)
Interest	6.4	6.2	5.8	5.3	4.9
Principal	11.0	11.7	9.0	8.5	11.4

Total	17.4	17.9	14.8	13.8	16.3

SOURCE: Ministry of Finance.

The following table sets forth the debt service requirements for the indicated periods in respect of the external funded debt of Austria outstanding at December 31, 2007.

DEBT SERVICE REQUIREMENTS OF EXTERNAL DEBT(1)

	2008	2009	2010	2011	2012
	(Billions of euro)
Interest	0.2	0.2	0.1	0.1	0.1
Principal	0.7	2.0	1.2	0.8	1.4

Total	0.9	2.2	1.3	0.9	1.5

(1)	Computed on the basis of exchange rates used by the Ministry of Finance for uniform valuation purposes, as of December 31, 2007.

SOURCE: Austrian Federal Financing Agency.

TABLES AND SUPPLEMENTARY INFORMATION

PART 1: OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

I. OUTSTANDING DEBT AS OF DECEMBER 31, 2007

Issue	Date of Issue	Maturity	Interest Rate	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
TRY 75,000,000 18.25% Guaranteed Notes	8/4/2006	2/5/2008	18.2500000%	TRY	75,000,000.00	43,680,838.67
CHF 500,000,000 3.5% Guaranteed Notes	2/18/1998	2/18/2008	3.5000000%	CHF	500,000,000.00	302,169,577.57
CHF 800,000,000 1.5% Guaranteed Notes	3/27/2003	3/27/2008	1.5000000%	CHF	800,000,000.00	483,471,324.11
CAD 41,000,000 2.95% Guaranteed Notes	4/13/2004	4/14/2008	2.9500000%	CAD	41,000,000.00	28,375,666.14
EUR 750,000,000 5.25% Guaranteed Notes	1/30/1998	4/25/2008	5.2500000%	EUR	750,000,000.00	750,000,000.00
USD 43,830,000 Step Up Callable Notes	4/28/2003	4/28/2008	4.0000000%	USD	43,830,000.00	29,773,792.54
USD 1,000,000,000 2.375% Guaranteed Global Notes	6/4/2003	6/16/2008	2.3750000%	USD	1,000,000,000.00	679,301,677.88
CAD 100,000,000 4.25% Guaranteed Notes	9/18/2003	9/18/2008	4.2500000%	CAD	100,000,000.00	69,208,941.80
USD 67,000,000 3% Guaranteed Notes	10/29/2003	10/28/2008	3.0000000%	USD	67,000,000.00	45,513,212.42
EUR 1,000,000,000 3.75% Guaranteed Notes	11/28/2006	11/28/2008	3.7500000%	EUR	1,000,000,000.00	1,000,000,000.00
CHF 400,000,000 1.75% Guaranteed Notes	3/9/2004	3/9/2009	1.7500000%	CHF	400,000,000.00	241,735,662.05
USD 750,000,000 6% Guaranteed Notes	5/19/1999	5/19/2009	6.0000000%	USD	750,000,000.00	509,476,258.41
GBP 250,000,000 6.00% Guaranteed Notes	6/15/2007	6/15/2009	6.0000000%	GBP	250,000,000.00	340,901,343.15
USD 800,000,000 4.3025% Guaranteed Notes	8/3/2004	8/3/2009	4.3025000%	USD	800,000,000.00	543,441,342.30
JPY 30,000,000,000 Puttable Step Up Notes	8/11/1999	8/11/2009	1.7900000%	JPY	30,000,000,000.00	181,895,349.54
JPY 25,000,000,000 Puttable Step Up Notes	9/27/1999	9/28/2009	1.9800000%	JPY	25,000,000,000.00	151,579,457.95
USD 100,000,000 3.89% Guaranteed Notes	11/3/2003	11/3/2009	3.8900000%	USD	100,000,000.00	67,930,167.79
USD 100,000,000 4.068% Guaranteed Notes	11/20/2007	11/20/2009	4.0680000%	USD	100,000,000.00	67,930,167.79
EUR 1,500,000,000 4.125% Guaranteed Notes	12/6/2007	11/30/2009	4.1250000%	EUR	1,500,000,000.00	1,500,000,000.00
USD 100,000,000 3.85% Guaranteed Notes	12/15/2003	12/15/2009	3.8500000%	USD	100,000,000.00	67,930,167.79
EUR 300,000,000 4.36% Guaranteed Notes	12/21/2007	12/21/2009	4.3600000%	EUR	300,000,000.00	300,000,000.00
CHF 400,000,000 1.75% Guaranteed Notes	1/28/2005	1/28/2010	1.7500000%	CHF	400,000,000.00	241,735,662.05
JPY 150,000,000,000 1.80% Guaranteed Notes	1/28/2000	3/22/2010	1.8000000%	JPY	150,000,000,000.00	909,476,747.71
USD 100,000,000 4.18% Guaranteed Notes	5/19/2004	5/19/2010	4.1800000%	USD	100,000,000.00	67,930,167.79
USD 85,500,000 4.71% Guaranteed Notes	8/10/2006	8/10/2010	4.7100000%	USD	85,500,000.00	58,080,293.46
USD 20,000,000 Floating Rate Notes	9/29/2003	9/29/2010	4.6556200%	USD	20,000,000.00	13,586,033.56
USD 1,000,000,000 4.25% Guaranteed Global Notes	10/6/2005	10/6/2010	4.2500000%	USD	1,000,000,000.00	679,301,677.88
USD 100,000,000 4,06% Guaranteed Notes	11/13/2003	11/12/2010	4.0600000%	USD	100,000,000.00	67,930,167.79
USD 100,000,000 4.42% Guaranteed Notes	9/3/2003	12/3/2010	4.4200000%	USD	100,000,000.00	67,930,167.79
GBP 350,000,000 5.00% Guaranteed Notes	12/7/2007	12/7/2010	5.0000000%	GBP	350,000,000.00	477,261,880.41
USD 100,000,000 4.13% Guaranteed Notes	5/4/2004	5/4/2011	4.1300000%	USD	100,000,000.00	67,930,167.79
CHF 1,000,000,000 2.75% Guaranteed Notes	6/14/2007	6/14/2011	2.7500000%	CHF	1,000,000,000.00	604,339,155.13
CHF 50,000,000 2.65% Guaranteed Notes	9/20/2007	9/20/2011	2.6500000%	CHF	50,000,000.00	30,216,957.76
CHF 50,000,000 2.65% Guaranteed Notes	9/20/2007	10/20/2011	2.6500000%	CHF	50,000,000.00	30,216,957.76
CHF 250,000,000 1.625% Guaranteed Notes	10/18/2005	10/18/2011	1.6250000%	CHF	250,000,000.00	151,084,788.78
USD 1,250,000,000 4.75% Guaranteed Global Notes	11/8/2006	11/8/2011	4.7500000%	USD	1,250,000,000.00	849,127,097.34
EUR 2,000,000,000 4.125% Guaranteed Notes	2/21/2007	2/21/2012	4.1250000%	EUR	2,000,000,000.00	2,000,000,000.00
USD 100,000,000 4% Guaranteed Notes	4/20/2004	4/20/2012	4.0000000%	USD	100,000,000.00	67,930,167.79
USD 1,750,000,000 4.75% Guaranteed Global Notes	10/16/2007	10/16/2012	4.7500000%	USD	1,750,000,000.00	1,188,777,936.28
CHF 750,000,000 2.5% Guaranteed Notes	10/18/2004	10/18/2012	2.5000000%	CHF	750,000,000.00	453,254,366.35
USD 100,000,000 4.56% Guaranteed Notes	5/7/2004	5/7/2013	4.5600000%	USD	100,000,000.00	67,930,167.79
CHF 200,000,000 3.00% Guaranteed Notes	11/5/2007	12/5/2013	3.0000000%	CHF	200,000,000.00	120,867,831.03
USD 1,000,000,000 4.5% Guaranteed Global Notes	3/9/2005	3/9/2015	4.5000000%	USD	1,000,000,000.00	679,301,677.88
USD 30,000,000 Callable Capped Floating Rate Notes	7/6/2005	7/6/2015	5.7500000%	USD	30,000,000.00	20,379,050.34
CHF 500,000,000 3% Guaranteed Notes	10/23/2003	10/23/2015	3.0000000%	CHF	500,000,000.00	302,169,577.57
USD 1,000,000,000 4.875% Guaranteed Global Notes	2/16/2006	2/16/2016	4.8750000%	USD	1,000,000,000.00	679,301,677.88
EUR 12,000,000 Step Up Callable Notes	8/9/2006	8/9/2016	3.9750000%	EUR	12,000,000.00	12,000,000.00
EUR 1,500,000,000 3.875% Guaranteed Notes	9/15/2006	9/15/2016	3.8750000%	EUR	1,500,000,000.00	1,500,000,000.00
USD 40,000,000 Callable Range Accrual Notes	2/7/2007	2/7/2017	8.6000000%	USD	40,000,000.00	27,172,067.12
USD 1,000,000,000 5.00% Guaranteed Global Notes	4/25/2007	4/25/2017	5.0000000%	USD	1,000,000,000.00	679,301,677.88
USD 30,000,000 Callable Capped Floating Rate Notes	9/5/2007	9/5/2017	6.2487500%	USD	30,000,000.00	20,379,050.34
CHF 250,000,000 2.125% Guaranteed Notes	10/18/2005	10/18/2018	2.1250000%	CHF	250,000,000.00	151,084,788.78
CHF 300,000,000 2.75% Guaranteed Notes	1/28/2005	1/28/2020	2.7500000%	CHF	300,000,000.00	181,301,746.54
CHF 300,000,000 3.00% Guaranteed Notes	6/14/2007	6/14/2022	3.0000000%	CHF	300,000,000.00	181,301,746.54
CHF 575,000,000 2.625% Guaranteed Notes	11/22/2006	11/22/2024	2.6250000%	CHF	575,000,000.00	347,495,014.20
GBP 150,000,000 5.75% Guaranteed Notes	10/21/1999	12/7/2028	5.7500000%	GBP	150,000,000.00	204,540,805.89
CHF 800,000,000 2.875% Guaranteed Notes	2/25/2005	2/25/2030	2.8750000%	CHF	800,000,000.00	483,471,324.11
CHF 200,000,000 3.25% Guaranteed Notes	7/25/2006	7/25/2036	3.2500000%	CHF	200,000,000.00	120,867,831.03

Total of debt denominated in:
USD	10,766,330,000.00
CAD	141,000,000.00
CHF	7,325,000,000.00
EUR	7,062,000,000.00
GBP	750,000,000.00
JPY	205,000,000,000.00
TRY	75,000,000.00
Total outstanding debt in euro equivalent	21,209,291,376.24

PART 2: REPUBLIC OF AUSTRIA

I. FEDERAL REVENUES AND EXPENDITURES

ORDINARY BUDGET REVENUES

	2004	2005	2006	2007(1)	2008(1)
	(Millions of euro)
Total taxes and levies, gross	56,207	57,156	60,398	63,183	65,880

Of which:
Personal Income Tax	2,819	2,539	2,525	2,700	2,850
Wage Tax	17,119	16,930	18,092	19,000	20,000
Tax on Interest	1,318	1,280	1,376	1,500	1,550
Corporate Income Tax	4,470	4,418	4,833	5,500	5,900
Turnover Tax	18,155	19,442	20,171	20,900	21,700
Mineral Oils Tax	3,594	3,565	3,553	3,650	3,800
Other Taxes and Levies	8,732	8,982	9,849	9,933	10,080

Less: transfers to provinces and municipalities, funds, etc.(2)	(16,397)	(16,805)	(17,473)	(18,578)	(19,341)
Transfers to the European Union	(2,150)	(2,314)	(2,470)	(2,400)	(2,500)

Public taxes, net	37,660	38,038	40,454	42,205	44,039
Transfers from tax revenues	1,663	1,608	1,704	1,885	1,642
Tax-like revenues (unemployment insurance contributions, employers’ contributions, etc.)	7,591	7,830	8,140	8,445	8,675
Other sources	13,433	14,018	15,804	13,179	12,253

Total	60,347	61,493	66,103	65,713	66,909

Rounding differences

(1)	Federal Budget
(2)	Including payments pursuant to the Act Governing Health and Social Welfare Allowances.

SOURCE: Federal Budget Laws

ORDINARY BUDGET EXPENDITURES

	2004	2005	2006	2007(1)	2008(1)
	(Millions of euro)
I. General Account
Federal Government:
Office of the President	6	6	7	6	6
Federal Legislature	115	185	121	122	117
Constitutional Court	7	8	8	8	8
Administrative Court	12	12	13	13	13
Public Attorney’s Office	5	5	5	5	5
Court of Accounts	23	23	23	26	27
Federal Chancellery	434	426	440	442	430
Interior Affairs	1,831	1,985	2,132	2,152	2,143
Education and Culture	5,902	6,187	6,401	6,634	6,730
Arts	218	225	227	228	232
Science	3,228	3,259	3,325	3,502	3,539
Social Affairs and Generations	1,840	1,900	1,941	2,007	2,060
Social Security	6,718	6,937	7,354	7,450	7,670
Health	602	620	636	665	679
Youth, Family and Seniors	5,477	6,100	5,892	5,961	6,024
Foreign Affairs	343	379	398	388	388
Justice	922	989	999	1,041	1,053
National Defence	1,803	1,797	1,733	2,250	2,037
Financial Administration	1,853	1,797	1,809	1,870	1,872
Treasury Operations	1,130	1,195	1,378	789	1,121
Tax Collection	2	2	3	3	3
Grants to Provinces and Municipalities	4,000	4,351	4,555	4,647	4,855
Federal Property	643	625	1,282	1,047	1,026
Pensions	6,797	6,871	7,039	7,187	7,337
Public Debt Services incl. Swaps	8,677	9,609	11,609	10,250	9,803
Agriculture, Forestry and Water economy	2,075	2,294	2,319	2,256	2,258
Environment new	504	493	475	574	602
Commerce and Employment	5,846	5,527	5,968	5,538	5,238
Transportation, Innovation and Technology	3,964	2,235	2,429	2,512	2,593
Public Benefits and Sports	—	—	—	—	—

Total Federal Expenditures	64,977	66,041	70,519	69,575	69,869

Net Deficit	4,630	4,548	4,416	3,862	2,960

II. Financing Account
Expenditure	30,226	32,271	39,090	87,530	77,813
Revenue	34,856	36,819	43,506	91,392	80,773

Surplus	4,630	4,548	4,416	3,862	2,960

Differences may arise due to rounding

(1)	Federal Budget

SOURCE: Federal Budget Laws

The difference between the amount of expenditures and that of revenues (deficit) is financed by borrowings under authority of the federal budget law of the respective fiscal years and by application of the balance of available funds at the end of the preceding fiscal year.

PUBLIC DEBT (Internal and External Debt) as of December 31, 2007

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Government Bond 2000-2027	09-00	07-27	6.250	EUR	6,581,099,002.31	6,581,099,002.31	EUR	229,000,000.00	229,000,000.00							EUR	155,436,000.00	155,436,000.00
Government Bond 2000-2008	01-00	01-08	5.710							EUR	2,250,000,000.00	2,250,000,000.00
Government Bond 2000-2008	01-00	01-08	1.715										JPY	64,744,500,000.00	392,557,448.61
Government Bond 2000-2008	02-00	01-08	4.010										CHF	240,690,000.00	145,458,391.25
Government Bond 1999-2008	09-99	01-08	5.000	EUR	8,140,089,500.00	8,140,089,500.00	EUR	437,252,933.96	437,252,933.96							EUR	2,523,290,400.00	2,523,290,400.00
Government Bond 2003-2008	10-03	08-08	3.673										EUR	250,000,000.00	250,000,000.00
Government Bond 2007-2014	11-07	01-14	3.500	EUR	1,321,000,000.00	1,321,000,000.00	EUR	3,407,142.86	3,407,142.86							EUR	81,402,000.00	81,402,000.00
Government Bond 1999-2009	07-99	07-09	5.000							EUR	1,215,000,000.00	1,215,000,000.00
Government Bond 1999-2009	07-99	07-09	1.940										JPY	38,920,800,000.00	235,983,750.68
Government Bond 2000-2009	03-00	07-09	4.260										CHF	1,153,194,000.00	696,920,287.67
Government Bond 2000-2009	06-00	07-09	4.000	EUR	8,725,750,000.00	8,725,750,000.00	EUR	425,007,142.86	425,007,142.86							EUR	180,500,000.00	180,500,000.00
Government Bond 2000-2009	04-00	07-09	var.										EUR	192,271,451.52	192,271,451.52
Government Bond 2001-2009	12-01	07-09	var.							JPY	5,524,500,000.00	33,496,028.62
Government Bond 2000-2010	05-00	01-10	5.500	EUR	8,811,000,000.00	8,811,000,000.00	EUR	330,907,142.86	330,907,142.86							EUR	466,600,000.00	466,600,000.00
Government Bond 2001-2010	01-01	01-10	5.390							EUR	966,000,000.00	966,000,000.00
Government Bond 2001-2010	01-01	01-10	1.625										JPY	90,415,800,000.00	548,207,118.17
Government Bond 2001-2010	02-01	01-10	3.700										CHF	230,675,000.00	139,405,934.61
Government Bond 2001-2011	04-01	01-11	5.250	EUR	8,268,193,000.00	8,268,193,000.00	EUR	619,204,539.82	619,204,539.82							EUR	792,200,000.00	792,200,000.00
Government Bond 2001-2011	01-01	01-11	1.618										JPY	64,554,781,000.00	391,407,148.49
Government Bond 2007-2011	03-07	01-11	5.250										EUR	169,197,396.96	169,197,396.96
Government Bond 2007-2011	03-07	01-11	5.250							EUR	920,385,507.96	920,385,507.96
Government Bond 2007-2011	03-07	01-11	var.										CHF	525,930,642.00	317,840,479.85
Government Bond 2007-2011	03-07	01-11	var.							CHF	272,700,000.00	164,803,287.61
Government Bond 1994-2024	01-94	01-24	6.500	EUR	530,915,263.60	530,915,263.60
Government Bond 1994-2024	02-94	02-24	6.250	EUR	276,876,267.76	276,876,267.76
Government Bond 1986-2016	05-86	05-16	5.750	EUR	196,847,374.26	196,847,374.26
Government Bond 2003-2012	04-03	07-12	4.300							EUR	400,000,000.00	400,000,000.00
Government Bond 2003-2012	04-03	07-12	2.820										CHF	594,100,000.00	359,037,892.07
Government Bond 2003-2012	07-03	07-12	4.185										EUR	196,423,841.06	196,423,841.06
Government Bond 2003-2012	07-03	07-12	2.690							CHF	296,600,000.00	179,246,993.41
Government Bond 2002-2012	06-02	07-12	5.000	EUR	10,177,384,000.00	10,177,384,000.00	EUR	204,507,142.86	204,507,142.86							EUR	44,000,000.00	44,000,000.00
Government Bond 2003-2018	10-03	01-18	4.650	EUR	9,771,379,000.00	9,771,379,000.00	EUR	177,000,000.00	177,000,000.00							EUR	170,000,000.00	170,000,000.00
Government Bond 2004-2018	03-04	01-18	4.385							EUR	619,928,922.41	619,928,922.41
Government Bond 2004-2018	03-04	01-18	1.670										JPY	72,060,000,000.00	436,912,629.60
Government Bond 2006-2018	02-06	01-18	2.525										CHF	88,500,000.00	53,484,015.23
Government Bond 2003-2013	09-03	10-13	3.800	EUR	12,232,317,000.00	12,232,317,000.00	EUR	280,507,142.86	280,507,142.86							EUR	203,000,000.00	203,000,000.00
Government Bond 2004-2014	04-04	07-14	4.300	EUR	9,559,600,000.00	9,559,600,000.00	EUR	96,600,000.00	96,600,000.00							EUR	507,000,000.00	507,000,000.00
Government Bond 2004-2014	11-04	07-14	3.815							EUR	16,485,328.06	16,485,328.06
Government Bond 2004-2014	11-04	07-14	2.530										CHF	25,000,000.00	15,108,478.88
Government Bond 2005-2020	02-05	07-20	3.900	EUR	7,168,310,000.00	7,168,310,000.00	EUR	40,000,000.00	40,000,000.00
Government Bond 2005-2015	07-05	07-15	3.500	EUR	8,249,038,000.00	8,249,038,000.00	EUR	335,007,142.86	335,007,142.86							EUR	668,000,000.00	668,000,000.00
Government Bond 2006-2021	01-06	09-21	3.500	EUR	9,390,000,000.00	9,390,000,000.00	EUR	216,428,571.40	216,428,571.40							EUR	393,500,000.00	393,500,000.00
Government Bond 2006-2016	04-06	09-16	4.000	EUR	10,280,000,000.00	10,280,000,000.00	EUR	800,581,291.29	800,581,291.29							EUR	104,000,000.00	104,000,000.00
Government Bond 2006-2016	10-06	09-16	4.000										EUR	631,074,148.43	631,074,148.43
Government Bond 2006-2016	10-06	09-16	4.000							EUR	631,074,148.43	631,074,148.43
Government Bond 2006-2016	10-06	09-16	2.465										CHF	1,000,000,000.00	604,339,155.13
Government Bond 2006-2016	10-06	09-16	2.465							CHF	1,000,000,000.00	604,339,155.13
Government Bond 2007-2037	08-07	03-37	4.150	EUR	5,750,000,000.00	5,750,000,000.00	EUR	24,000,000.00	24,000,000.00							EUR	276,000,000.00	276,000,000.00
Government Bond 2007-2017	11-07	09-17	4.300	EUR	5,000,000,000.00	5,000,000,000.00	EUR	103,407,142.86	103,407,142.86							EUR	296,000,000.00	296,000,000.00
Government Bond 1994-2009	02-94	02-09	3.750	JPY	60,000,000,000.00	363,790,699.08
Government Bond 2007-2009	06-07	02-09	3.896										EUR	187,696,734.69	187,696,734.69
Government Bond 2007-2009	07-07	02-09	3.896							EUR	192,506,910.42	192,506,910.42
Government Bond 2007-2009	07-07	02-09	3.896										JPY	28,875,000,000.00	175,074,273.93
Government Bond 2007-2009	06-07	02-09	3.896							JPY	28,875,000,000.00	175,074,273.93
Government Bond 2001-2009	11-01	08-09	3.000	CHF	1,150,000,000.00	694,990,028.40	CHF	300,000,000.00	181,301,746.54
Government Bond 1993-2008	05-93	05-08	6.250	USD	200,000,000.00	135,860,335.58
Government Bond 1993-2008	05-93	05-08	6.250							USD	200,000,000.00	135,860,335.58
Government Bond 1993-2008	05-93	05-08	var.										JPY	22,150,000,000.00	134,299,399.75
Government Bond 2002-2009	03-02	10-09	5.075										EUR	568,742,250.70	568,742,250.70
Government Bond 2002-2009	03-02	10-09	5.250	USD	1,700,000,000.00	1,154,812,852.39	USD	243,918,925.17	165,694,535.13
Government Bond 2002-2009	03-02	10-09	5.250										USD	243,918,925.17	165,694,535.13
Government Bond 2002-2009	03-02	10-09	5.250							USD	1,700,000,000.00	1,154,812,852.39
Government Bond 2002-2009	03-02	10-09	3.640										CHF	1,056,234,800.00	638,324,046.65
Government Bond 2002-2009	03-02	10-09	3.640							CHF	60,000,000.00	36,260,349.31
Government Bond 2002-2009	07-02	10-09	0.615										JPY	58,136,000,000.00	352,488,934.70

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Government Bond 2002-2009	07-02	10-09	0.615							JPY	39,836,000,000.00	241,532,771.48
Government Bond 1999-2029	10-99	10-29	4.750	GBP	200,000,000.00	272,721,074.52	GBP	99,399,602.00	135,541,831.32
Government Bond 1999-2029	10-99	10-29	var.										EUR	310,137,938.00	310,137,938.00
Government Bond 1999-2029	10-99	10-29	var.							EUR	154,137,938.00	154,137,938.00
Government Bond 1999-2029	10-99	10-29	4.750										GBP	99,399,602.00	135,541,831.32
Government Bond 1999-2029	10-99	10-29	4.750							GBP	200,000,000.00	272,721,074.52
Government Bond 1999-2009	10-99	10-09	14.250	ZAR	100,000,000.00	9,970,288.54
Government Bond 1999-2009	10-99	10-09	var.										EUR	15,582,392.00	15,582,392.00
Government Bond 1999-2009	10-99	10-09	14.250							ZAR	100,000,000.00	9,970,288.54
Government Bond 2001-2009	06-01	06-09	5.750	USD	100,000,000.00	67,930,167.79
Government Bond 2001-2009	06-01	06-09	5.095										EUR	117,000,000.00	117,000,000.00
Government Bond 2001-2009	06-01	06-09	5.750							USD	100,000,000.00	67,930,167.79
Government Bond 2002-2012	01-02	01-12	3.375	CHF	1,000,000,000.00	604,339,155.13
Government Bond 2002-2012	02-02	02-12	5.500	USD	600,000,000.00	407,581,006.73
Government Bond 2002-2012	02-02	02-12	5.500							USD	600,000,000.00	407,581,006.73
Government Bond 2002-2012	02-02	02-12	3.644										CHF	983,310,600.00	594,253,097.24
Government Bond 2002-2012	05-02	02-12	5.161										EUR	18,809,471.12	18,809,471.12
Government Bond 2002-2010	08-02	08-10	4.375	USD	1,000,000,000.00	679,301,677.88
Government Bond 2002-2010	08-02	08-10	4.618										EUR	599,339,360.73	599,339,360.73
Government Bond 2002-2010	08-02	08-10	4.375							USD	1,000,000,000.00	679,301,677.88
Government Bond 2003-2010	01-03	08-10	2.099										CHF	553,500,000.00	334,501,722.37
Government Bond 2003-2010	01-03	01-10	3.750	USD	100,000,000.00	67,930,167.79
Government Bond 2003-2010	01-03	01-10	3.750							USD	100,000,000.00	67,930,167.79
Government Bond 2003-2010	01-03	01-10	2.120										CHF	144,500,000.00	87,327,007.92
Government Bond 2003-2013	02-03	02-13	3.340	EUR	50,000,000.00	50,000,000.00
Government Bond 2003-2013	02-03	02-13	3.340							EUR	50,000,000.00	50,000,000.00
Government Bond 2003-2013	02-03	02-13	2.350										CHF	73,400,000.00	44,358,493.99
Government Bond 2003-2011	02-03	02-11	4.190	USD	75,000,000.00	50,947,625.84
Government Bond 2003-2011	02-03	02-11	4.190							USD	75,000,000.00	50,947,625.84
Government Bond 2003-2011	02-03	02-11	2.095										CHF	101,857,500.00	61,556,475.49
Government Bond 2003-2013	04-03	04-13	4.445	USD	50,000,000.00	33,965,083.89
Government Bond 2003-2013	04-03	04-13	4.108										EUR	46,339,202.97	46,339,202.97
Government Bond 2003-2013	04-03	04-13	4.445							USD	50,000,000.00	33,965,083.89
Government Bond 2003-2023	05-03	05-23	3.824	EUR	100,000,000.00	100,000,000.00
Government Bond 2003-2010	05-03	05-10	3.500	USD	500,000,000.00	339,650,838.94
Government Bond 2003-2010	05-03	05-10	3.680										EUR	454,959,053.70	454,959,053.70
Government Bond 2003-2010	05-03	05-10	3.500							USD	500,000,000.00	339,650,838.94
Government Bond 2003-2013	06-03	06-13	3.250	USD	2,700,000,000.00	1,834,114,530.26
Government Bond 2003-2013	06-03	06-13	3.470										EUR	2,330,458,322.02	2,330,458,322.02
Government Bond 2003-2013	06-03	06-13	3.250							USD	2,700,000,000.00	1,834,114,530.26
Government Bond 2004-2034	01-04	01-34	5.125	SKK	500,000,000.00	14,888,485.25
Government Bond 2004-2034	01-04	01-34	4.875										EUR	12,135,922.33	12,135,922.33
Government Bond 2004-2034	01-04	01-34	5.125							SKK	500,000,000.00	14,888,485.25
Government Bond 2004-2009	02-04	02-09	9.500	ZAR	300,000,000.00	29,910,865.62
Government Bond 2004-2009	02-04	02-09	3.340										EUR	35,846,988.46	35,846,988.46
Government Bond 2004-2009	02-04	02-09	9.500							ZAR	300,000,000.00	29,910,865.62
Government Bond 2004-2011	03-04	05-11	3.625	USD	1,000,000,000.00	679,301,677.88
Government Bond 2004-2011	03-04	05-11	3.683										EUR	801,778,476.42	801,778,476.42
Government Bond 2004-2011	03-04	05-11	3.625							USD	1,000,000,000.00	679,301,677.88
Government Bond 2004-2011	03-04	03-11	4.000	CAD	100,000,000.00	69,208,941.80
Government Bond 2004-2011	03-04	03-11	3.678										EUR	59,400,059.40	59,400,059.40
Government Bond 2004-2011	03-04	03-11	4.000							CAD	100,000,000.00	69,208,941.80
Government Bond 2004-2014	05-04	05-14	5.000	USD	1,200,000,000.00	815,162,013.45
Government Bond 2004-2014	05-04	05-14	4.246										EUR	992,870,180.28	992,870,180.28
Government Bond 2004-2014	05-04	05-14	5.000							USD	1,200,000,000.00	815,162,013.45
Government Bond 2004-2014	09-04	09-14	5.750	AUD	600,000,000.00	358,059,318.49
Government Bond 2004-2014	09-04	09-14	4.054										EUR	352,420,524.33	352,420,524.33
Government Bond 2004-2014	09-04	09-14	5.750							AUD	600,000,000.00	358,059,318.49
Government Bond 2004-2034	12-04	12-34	5.375	CAD	300,000,000.00	207,626,825.39
Government Bond 2004-2034	12-04	12-34	4.412										EUR	192,901,234.57	192,901,234.57
Government Bond 2004-2034	12-04	12-34	5.375							CAD	300,000,000.00	207,626,825.39
Government Bond 2005-2024	01-05	12-24	5.000	CAD	250,000,000.00	173,022,354.49
Government Bond 2005-2024	01-05	12-24	4.044										EUR	151,602,437.77	151,602,437.77
Government Bond 2005-2024	01-05	12-24	5.000							CAD	250,000,000.00	173,022,354.49
Government Bond 2005-2012	01-05	03-12	4.000	USD	1,000,000,000.00	679,301,677.88
Government Bond 2005-2012	01-05	03-12	3.140										EUR	764,525,993.88	764,525,993.88
Government Bond 2005-2012	01-05	03-12	4.000							USD	1,000,000,000.00	679,301,677.88
Government Bond 2005-2008	09-05	09-08	12.750	TRY	75,000,000.00	43,680,838.67
Government Bond 2005-2008	09-05	09-08	2.191										EUR	45,454,545.45	45,454,545.45

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Government Bond 2005-2008	09-05	09-08	12.750							TRY	75,000,000.00	43,680,838.67
Government Bond 2005-2008	09-05	09-08	6.000	NZD	320,000,000.00	168,208,578.64
Government Bond 2005-2008	09-05	09-08	2.123										EUR	181,274,240.32	181,274,240.32
Government Bond 2005-2008	09-05	09-08	6.000							NZD	320,000,000.00	168,208,578.64
Government Bond 2005-2008	09-05	09-08	8.625	MXN	500,000,000.00	31,058,408.44
Government Bond 2005-2008	09-05	09-08	2.179										EUR	38,087,693.10	38,087,693.10
Government Bond 2005-2008	09-05	09-08	8.625							MXN	500,000,000.00	31,058,408.44
Government Bond 2006-2009	03-06	03-09	10.500	TRY	50,000,000.00	29,120,559.11
Government Bond 2006-2009	03-06	03-09	2.931										EUR	31,847,133.76	31,847,133.76
Government Bond 2006-2009	03-06	03-09	10.500							TRY	50,000,000.00	29,120,559.11
Government Bond 2006-2011	03-06	07-11	var.	USD	854,400,000.00	580,395,353.58
Government Bond 2006-2011	03-06	07-11	3.404										EUR	740,727,195.44	740,727,195.44
Government Bond 2006-2011	03-06	07-11	var.							USD	854,400,000.00	580,395,353.58
Government Bond 2006-2008	04-06	04-08	5.750	RON	100,000,000.00	27,718,491.01
Government Bond 2006-2008	04-06	04-08	3.131										EUR	28,571,428.57	28,571,428.57
Government Bond 2006-2008	04-06	04-08	5.750							RON	100,000,000.00	27,718,491.01
Government Bond 2006-2008	07-06	07-08	18.000	TRY	200,000,000.00	116,482,236.46
Government Bond 2006-2008	07-06	07-08	3.476										EUR	104,307,252.21	104,307,252.21
Government Bond 2006-2008	07-06	07-08	18.000							TRY	200,000,000.00	116,482,236.46
Government Bond 2006-2008	09-06	09-08	10.000	ISK	4,500,000,000.00	48,966,267.68
Government Bond 2006-2008	09-06	09-08	3.385										EUR	49,881,828.65	49,881,828.65
Government Bond 2006-2008	09-06	09-08	10.000							ISK	4,500,000,000.00	48,966,267.68
Government Bond 2006-2009	10-06	01-09	18.500	TRY	150,000,000.00	87,361,677.34
Government Bond 2006-2009	10-06	01-09	3.365										EUR	78,641,554.80	78,641,554.80
Government Bond 2006-2009	10-06	01-09	18.500							TRY	150,000,000.00	87,361,677.34
Government Bond 2006-2012	12-06	01-12	17.000	TRY	50,000,000.00	29,120,559.11
Government Bond 2006-2012	12-06	01-12	3.517										EUR	25,974,025.97	25,974,025.97
Government Bond 2006-2012	12-06	01-12	17.000							TRY	50,000,000.00	29,120,559.11
Government Bond 2007-2008	03-07	12-08	17.000	TRY	150,000,000.00	87,361,677.34
Government Bond 2007-2008	03-07	12-08	3.736										EUR	83,486,310.50	83,486,310.50
Government Bond 2007-2008	03-07	12-08	17.000							TRY	150,000,000.00	87,361,677.34
Government Bond 2007-2008	03-07	03-08	13.500	ISK	25,000,000,000.00	272,034,820.46
Government Bond 2007-2008	03-07	03-08	var.										EUR	276,854,928.02	276,854,928.02
Government Bond 2007-2008	03-07	03-08	13.500							ISK	25,000,000,000.00	272,034,820.46
Government Bond 2007-2009	12-07	06-09	15.600	TRY	596,000,000.00	347,117,064.65
Government Bond 2007-2009	12-07	06-09	var.										EUR	353,606,789.25	353,606,789.25
Government Bond 2007-2009	12-07	06-09	15.600							TRY	596,000,000.00	347,117,064.65
Government Bond 2007-2008	11-07	12-08	14.105	TRY	117,760,000.00	68,584,740.83
Government Bond 2007-2008	11-07	12-08	var.										EUR	69,189,787.59	69,189,787.59
Government Bond 2007-2008	11-07	12-08	14.105							TRY	117,760,000.00	68,584,740.83
Government Bond 2007-2009	11-07	10-09	13.960	TRY	180,750,000.00	105,270,821.20
Government Bond 2007-2009	11-07	10-09	var.										EUR	102,200,720.00	102,200,720.00
Government Bond 2007-2009	11-07	10-09	13.960							TRY	180,750,000.00	105,270,821.20
Government Bond 2001-2008	12-01	01-08	4.611													EUR	2,163,656,000.00	2,163,656,000.00
Federal Obligation 1999-2012	05-99	05-12	2.785	EUR	250,000,000.00	250,000,000.00	EUR	250,000,000.00	250,000,000.00
Federal Obligation 2002-2008	12-02	09-08	6.500	EUR	109,009,251.26	109,009,251.26
Federal Obligation 2002-2011	12-02	04-11	6.890	EUR	145,345,668.33	145,345,668.33
Federal Obligation 2007-2008	12-07	02-08	6.250	EUR	145,345,668.34	145,345,668.34
Federal Obligation 2007-2008	12-07	09-08	6.350	EUR	109,009,251.25	109,009,251.25
Federal Obligation 2007-2008	12-07	01-08	5.600	EUR	75,000,000.00	75,000,000.00
Federal Obligation 1996-2008	02-96	02-08	0.000	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 1995-2010	12-95	12-10	3.200	JPY	15,000,000,000.00	90,947,674.77
Federal Obligation 2007-2010	07-07	12-10	3.068										EUR	64,767,376.31	64,767,376.31
Federal Obligation 2007-2010	07-07	12-10	3.137							EUR	65,664,503.77	65,664,503.77
Federal Obligation 2007-2010	07-07	12-10	3.137										JPY	9,765,625,000.00	59,210,725.76
Federal Obligation 2007-2010	07-07	12-10	3.068							JPY	9,765,625,000.00	59,210,725.76
Federal Obligation 1996-2012	01-96	09-12	3.230	JPY	10,000,000,000.00	60,631,783.18
Federal Obligation 1996-2011	01-96	01-11	3.360	JPY	15,000,000,000.00	90,947,674.77
Federal Obligation 1996-2008	02-96	02-08	6.500	ATS	350,000,000.00	25,435,491.96
Federal Obligation 1998-2010	05-98	05-10	5.200	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 2000-2010	01-00	05-10	6.145							EUR	72,500,000.00	72,500,000.00
Federal Obligation 2000-2010	01-00	05-10	2.095										JPY	7,741,550,000.00	46,938,398.11
Federal Obligation 1995-2015	06-95	06-15	7.250	ATS	300,000,000.00	21,801,850.25
Federal Obligation 1995-2015	06-95	06-15	7.375	ATS	250,000,000.00	18,168,208.54
Federal Obligation 1995-2010	07-95	07-10	7.400	ATS	200,000,000.00	14,534,566.83
Federal Obligation 1995-2009	09-95	09-09	7.188	ATS	200,000,000.00	14,534,566.83
Federal Obligation 1996-2010	03-96	03-10	6.800	ATS	300,000,000.00	21,801,850.25
Federal Obligation 1996-2011	05-96	05-11	0.000	JPY	5,000,000,000.00	30,315,891.59
Federal Obligation 1998-2010	05-98	05-10	5.200	ATS	1,000,000,000.00	72,672,834.17

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Federal Obligation 1998-2010	09-98	09-10	4.500	ATS	1,000,000,000.00	72,672,834.17
Federal Obligation 2000-2010	01-00	09-10	6.225							EUR	72,500,000.00	72,500,000.00
Federal Obligation 2000-2010	01-00	09-10	2.150										JPY	7,745,175,000.00	46,960,377.13
Federal Obligation 2001-2021	11-01	11-21	4.000	JPY	2,000,000,000.00	12,126,356.64
Federal Obligation 2001-2021	11-01	11-21	5.140										EUR	18,315,000.00	18,315,000.00
Federal Obligation 2001-2021	11-01	11-21	4.000							JPY	2,000,000,000.00	12,126,356.64
Federal Obligation 2001-2021	11-01	11-21	3.537	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2001-2021	11-01	11-21	5.080										EUR	9,132,400.00	9,132,400.00
Federal Obligation 2001-2021	11-01	11-21	3.537							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2001-2031	11-01	11-31	3.459	JPY	3,000,000,000.00	18,189,534.95
Federal Obligation 2001-2031	11-01	11-31	4.825										EUR	27,473,000.00	27,473,000.00
Federal Obligation 2001-2031	11-01	11-31	3.459							JPY	3,000,000,000.00	18,189,534.95
Federal Obligation 2001-2016	12-01	12-16	2.107	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2001-2016	12-01	12-16	4.565										EUR	9,170,946.00	9,170,946.00
Federal Obligation 2001-2016	12-01	12-16	2.107							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2027	01-02	01-27	4.000	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2027	01-02	01-27	4.940										EUR	8,805,000.00	8,805,000.00
Federal Obligation 2002-2027	01-02	01-27	4.000							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2017	02-02	02-17	var.	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2017	02-02	02-17	4.932										EUR	8,470,000.00	8,470,000.00
Federal Obligation 2002-2017	02-02	02-17	var.							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2022	02-02	02-22	5.960	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2022	02-02	02-22	5.050										EUR	8,687,000.00	8,687,000.00
Federal Obligation 2002-2022	02-02	02-22	5.960							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2032	07-02	07-32	4.000	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2032	07-02	07-32	4.985										EUR	8,520,000.00	8,520,000.00
Federal Obligation 2002-2032	07-02	07-32	4.000							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2022	09-02	09-22	3.200	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2022	09-02	09-22	var.										EUR	8,621,000.00	8,621,000.00
Federal Obligation 2002-2022	09-02	09-22	3.200							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2002-2022	09-02	09-22	3.068	JPY	1,300,000,000.00	7,882,131.81
Federal Obligation 2002-2022	09-02	09-22	var.										EUR	11,174,000.00	11,174,000.00
Federal Obligation 2002-2022	09-02	09-22	3.068							JPY	1,300,000,000.00	7,882,131.81
Federal Obligation 2003-2033	10-03	10-33	2.993	JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2003-2033	10-03	10-33	4.625										EUR	7,662,835.25	7,662,835.25
Federal Obligation 2003-2033	10-03	10-33	2.993							JPY	1,000,000,000.00	6,063,178.32
Federal Obligation 2004-2012	04-04	04-12	4.010	USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2012	04-04	04-12	3.810										EUR	82,203,041.51	82,203,041.51
Federal Obligation 2004-2012	04-04	04-12	4.010							USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2012	04-04	04-12	4.090	USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2012	04-04	04-12	3.780										EUR	82,644,628.10	82,644,628.10
Federal Obligation 2004-2012	04-04	04-12	4.090							USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	04-04	04-13	4.390	USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	04-04	04-13	3.940										EUR	83,542,188.81	83,542,188.81
Federal Obligation 2004-2013	04-04	04-13	4.390							USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	05-04	05-13	4.480	USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	05-04	05-13	3.970										EUR	83,956,007.05	83,956,007.05
Federal Obligation 2004-2013	05-04	05-13	4.480							USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	05-04	05-13	4.540	USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	05-04	05-13	3.995										EUR	84,459,459.46	84,459,459.46
Federal Obligation 2004-2013	05-04	05-13	4.540							USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	05-04	05-13	4.650	USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2013	05-04	05-13	3.934										EUR	82,658,290.63	82,658,290.63
Federal Obligation 2004-2013	05-04	05-13	4.650							USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2012	05-04	05-12	4.880	USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2012	05-04	05-12	4.030										EUR	84,817,642.07	84,817,642.07
Federal Obligation 2004-2012	05-04	05-12	4.880							USD	100,000,000.00	67,930,167.79
Federal Obligation 2004-2019	06-04	05-19	var.	EUR	10,000,000.00	10,000,000.00
Federal Obligation 2004-2008	06-04	06-08	13.820	BRL	387,313,380.00	147,846,463.34
Federal Obligation 2004-2008	06-04	06-08	3.062										EUR	100,000,000.00	100,000,000.00
Federal Obligation 2004-2008	06-04	06-08	13.820							BRL	387,313,380.00	147,846,463.34
Federal Obligation 2004-2008	06-04	06-08	13.328	BRL	192,608,000.00	73,522,922.47
Federal Obligation 2004-2008	06-04	06-08	3.150										EUR	50,000,000.00	50,000,000.00
Federal Obligation 2004-2008	06-04	06-08	13.328							BRL	192,608,000.00	73,522,922.47
Federal Obligation 2004-2019	11-04	11-19	var.	EUR	10,000,000.00	10,000,000.00
Federal Obligation 2004-2008	12-04	08-08	14.350	BRL	238,342,000.00	90,980,646.64
Federal Obligation 2004-2008	12-04	08-08	2.401										EUR	65,000,000.00	65,000,000.00
Federal Obligation 2004-2008	12-04	08-08	14.350							BRL	238,342,000.00	90,980,646.64
Federal Obligation 2004-2034	12-04	10-34	var	EUR	30,000,000.00	30,000,000.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Federal Obligation 2005-2008	01-05	04-08	14.630	BRL	294,517,200.00	112,424,018.02
Federal Obligation 2005-2008	01-05	04-08	2.300										EUR	83,000,000.00	83,000,000.00
Federal Obligation 2005-2008	01-05	04-08	14.630							BRL	294,517,200.00	112,424,018.02
Federal Obligation 2005-2020	03-05	03-20	var .	EUR	250,000,000.00	250,000,000.00
Federal Obligation 2005-2017	03-05	03-17	2.000	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2034	03-05	10-34	var.	EUR	10,000,000.00	10,000,000.00
Federal Obligation 2005-2020	04-05	04-20	var.	EUR	200,000,000.00	200,000,000.00
Federal Obligation 2005-2020	04-05	04-20	4.000	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2015	05-05	05-15	var.	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2015	06-05	06-15	var.	EUR	150,000,000.00	150,000,000.00
Federal Obligation 2005-2022	06-05	06-22	4.000	EUR	125,000,000.00	125,000,000.00
Federal Obligation 2005-2020	06-05	06-20	var.	EUR	100,000,000.00	100,000,000.00
Federal Obligation 2005-2025	08-05	08-25	var.	EUR	130,000,000.00	130,000,000.00
Federal Obligation 2005-2025	07-05	07-25	var.	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2005-2025	10-05	10-25	5.000	EUR	120,000,000.00	120,000,000.00
Federal Obligation 2005-2035	10-05	10-35	5.000	EUR	75,000,000.00	75,000,000.00
Federal Obligation 2005-2019	12-05	12-19	3.850	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2006-2016	02-06	02-16	4.000	EUR	50,000,000.00	50,000,000.00
Federal Obligation 2006-2008	02-06	12-08	13.430	BRL	159,136,740.00	60,746,169.41
Federal Obligation 2006-2008	02-06	12-08	2.322										EUR	63,000,000.00	63,000,000.00
Federal Obligation 2006-2008	02-06	12-08	13.430							BRL	159,136,740.00	60,746,169.41
Federal Obligation 2006-2011	12-06	12-11	10.600	BRL	388,586,800.00	148,332,557.16
Federal Obligation 2006-2011	12-06	12-11	2.727										EUR	140,000,000.00	140,000,000.00
Federal Obligation 2006-2011	12-06	12-11	10.600							BRL	388,586,800.00	148,332,557.16
Federal Obligation 2007-2008	01-07	06-08	5.307	USD	100,000,000.00	67,930,167.79
Federal Obligation 2007-2008	01-07	06-08	2.752										EUR	75,500,188.75	75,500,188.75
Federal Obligation 2007-2008	01-07	06-08	5.307							USD	100,000,000.00	67,930,167.79
Federal Obligation 2007-2008	04-07	04-08	4.110	USD	250,000,000.00	169,825,419.47
Federal Obligation 2007-2008	04-07	04-08	var.										EUR	190,766,882.87	190,766,882.87
Federal Obligation 2007-2008	04-07	04-08	4.110							USD	250,000,000.00	169,825,419.47
Federal Obligation 2007-2008	06-07	01-08	9.940	BRL	293,285,440.00	111,953,826.77
Federal Obligation 2007-2008	06-07	01-08	var.										EUR	112,000,000.00	112,000,000.00
Federal Obligation 2007-2008	06-07	01-08	9.940							BRL	293,285,440.00	111,953,826.77
Federal Obligation 2007-2008	06-07	12-08	5.294	USD	200,000,000.00	135,860,335.58
Federal Obligation 2007-2008	06-07	12-08	3.470										EUR	149,588,631.26	149,588,631.26
Federal Obligation 2007-2008	06-07	12-08	5.294							USD	200,000,000.00	135,860,335.58
Federal Obligation 2007-2008	07-07	02-08	4.003	USD	80,000,000.00	54,344,134.23
Federal Obligation 2007-2008	07-07	02-08	var.										EUR	59,127,864.00	59,127,864.00
Federal Obligation 2007-2008	07-07	02-08	4.003							USD	80,000,000.00	54,344,134.23
Federal Obligation 2007-2008	07-07	02-08	4.091	USD	73,000,000.00	49,589,022.48
Federal Obligation 2007-2008	07-07	02-08	var.										EUR	52,975,326.56	52,975,326.56
Federal Obligation 2007-2008	07-07	02-08	4.091							USD	73,000,000.00	49,589,022.48
Federal Obligation 2007-2008	08-07	02-08	4.100	USD	70,200,000.00	47,686,977.79
Federal Obligation 2007-2008	08-07	02-08	var.										EUR	51,225,919.44	51,225,919.44
Federal Obligation 2007-2008	08-07	02-08	4.100							USD	70,200,000.00	47,686,977.79
Federal Obligation 2007-2008	08-07	12-08	5.956	USD	70,000,000.00	47,551,117.45
Federal Obligation 2007-2008	08-07	12-08	var.										EUR	51,169,590.64	51,169,590.64
Federal Obligation 2007-2008	08-07	12-08	5.956							USD	70,000,000.00	47,551,117.45
Federal Obligation 2007-2008	08-07	07-08	4.430	USD	53,000,000.00	36,002,988.93
Federal Obligation 2007-2008	08-07	07-08	var.										EUR	38,503,450.78	38,503,450.78
Federal Obligation 2007-2008	08-07	07-08	4.430							USD	53,000,000.00	36,002,988.93
Federal Obligation 2007-2008	08-07	12-08	5.956	USD	135,000,000.00	91,705,726.51
Federal Obligation 2007-2008	08-07	12-08	var.										EUR	97,705,724.83	97,705,724.83
Federal Obligation 2007-2008	08-07	12-08	5.956							USD	135,000,000.00	91,705,726.51
Federal Obligation 2007-2008	10-07	12-08	3.730	USD	71,000,000.00	48,230,419.13
Federal Obligation 2007-2008	10-07	12-08	var.										EUR	50,247,699.93	50,247,699.93
Federal Obligation 2007-2008	10-07	12-08	3.730							USD	71,000,000.00	48,230,419.13
Federal Obligation 2007-2008	12-07	12-08	4.391	USD	100,000,000.00	67,930,167.79
Federal Obligation 2007-2008	12-07	12-08	var.										EUR	70,731,362.29	70,731,362.29
Federal Obligation 2007-2008	12-07	12-08	4.391							USD	100,000,000.00	67,930,167.79
Federal Obligation 2007-2008	10-07	12-08	3.750	USD	55,000,000.00	37,361,592.28
Federal Obligation 2007-2008	10-07	12-08	var.										EUR	38,896,747.00	38,896,747.00
Federal Obligation 2007-2008	10-07	12-08	3.750							USD	55,000,000.00	37,361,592.28
Federal Obligation 2007-2008	12-07	12-08	4.391	USD	100,000,000.00	67,930,167.79
Federal Obligation 2007-2008	12-07	12-08	var.										EUR	70,591,557.25	70,591,557.25
Federal Obligation 2007-2008	12-07	12-08	4.391							USD	100,000,000.00	67,930,167.79
Federal Obligation 2007-2008	10-07	12-08	3.640	USD	150,000,000.00	101,895,251.68
Federal Obligation 2007-2008	10-07	12-08	var.										EUR	105,902,287.49	105,902,287.49
Federal Obligation 2007-2008	10-07	12-08	3.640							USD	150,000,000.00	101,895,251.68

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Federal Obligation 2007-2008	11-07	05-08	3.390	USD	76,000,000.00	51,626,927.52
Federal Obligation 2007-2008	11-07	05-08	var.										EUR	53,717,839.98	53,717,839.98
Federal Obligation 2007-2008	11-07	05-08	3.390							USD	76,000,000.00	51,626,927.52
Federal Obligation 2007-2008	11-07	05-08	8.230	BRL	157,007,690.00	59,933,461.85
Federal Obligation 2007-2008	11-07	05-08	var.										EUR	61,300,000.00	61,300,000.00
Federal Obligation 2007-2008	11-07	05-08	8.230							BRL	157,007,690.00	59,933,461.85
Federal Obligation 2001-2008	12-01	01-08	6.013													EUR	539,000,000.00	539,000,000.00
Treasury Bill 2003-2032	11-03	07-32	var.	EUR	1,000,000,000.00	1,000,000,000.00										EUR	360,847,355.86	360,847,355.86
Loan from Insurances 1999-2009	09-99	09-09	5.250	EUR	20,000,000.00	20,000,000.00
Loan from Insurances 2003-2018	05-03	05-18	4.350	EUR	13,200,000.00	13,200,000.00
Loan from Insurances 2003-2018	07-03	07-18	4.400	EUR	25,000,000.00	25,000,000.00
Loan from Insurances 2003-2018	07-03	07-18	4.400	EUR	20,000,000.00	20,000,000.00
Loan from Insurances 2003-2013	11-03	11-13	4.250	EUR	20,000,000.00	20,000,000.00
Loan from Insurances 2005-2022	06-05	05-22	5.000	EUR	29,069,133.67	29,069,133.67
Loan from Insurances 2005-2022	06-05	06-22	5.000	EUR	10,028,851.12	10,028,851.12
Loan from Insurances 2005-2020	06-05	06-20	5.000	EUR	36,336,417.08	36,336,417.08
Loan from Insurances 2005-2022	06-05	06-22	5.000	EUR	10,101,523.95	10,101,523.95
Loan from Insurances 2005-2020	11-05	11-20	3.630	EUR	13,000,000.00	13,000,000.00
Loan from Insurances 2007-2012	07-07	07-12	4.430	EUR	1,500,000.00	1,500,000.00
Loan from Insurances 1986-2008	08-86	02-08	6.000	ATS	200,000,000.00	14,534,566.83
Loan from Insurances 1987-2008	02-87	12-08	6.000	ATS	250,000,000.00	18,168,208.54
Loan from Insurances 1988-2008	02-88	03-08	5.875	ATS	463,800,000.00	33,705,660.49
Loan from Insurances 1993-2008	02-93	03-08	3.813	ATS	215,900,000.00	15,690,064.90
Loan from Insurances 1993-2008	03-93	03-08	3.813	ATS	115,500,000.00	8,393,712.35
Loan from Insurances 1993-2008	04-93	06-08	3.563	ATS	222,400,000.00	16,162,438.32
Loan from Insurances 1993-2008	06-93	09-08	3.438	ATS	133,300,000.00	9,687,288.79
Loan from Insurances 1993-2008	09-93	09-08	3.438	ATS	103,800,000.00	7,543,440.19
Loan from Insurances 1994-2009	09-94	09-09	7.800	ATS	1,122,600,000.00	81,582,523.64
Loan from Insurances 1994-2009	09-94	09-09	3.813	ATS	77,400,000.00	5,624,877.36
Loan from Insurances 1994-2009	12-94	12-09	3.625	ATS	12,000,000.00	872,074.01
Loan from Insurances 1995-2009	01-95	12-09	3.625	ATS	3,200,000.00	232,553.07
Loan from Insurances 1995-2010	02-95	02-10	3.438	ATS	30,600,000.00	2,223,788.73
Loan from Insurances 1995-2009	03-95	03-09	7.700	ATS	1,474,500,000.00	107,156,093.98
Loan from Insurances 1995-2010	04-95	03-10	3.375	ATS	39,000,000.00	2,834,240.53
Loan from Insurances 1995-2010	05-95	05-10	7.400	ATS	1,173,300,000.00	85,267,036.33
Loan from Insurances 1995-2010	06-95	05-10	3.375	ATS	13,500,000.00	981,083.26
Loan from Insurances 1995-2009	07-95	07-09	7.400	ATS	1,280,499,999.98	93,057,564.15
Loan from Insurances 1995-2010	07-95	07-10	3.188	ATS	8,400,000.00	610,451.81
Loan from Insurances 1995-2010	09-95	09-10	7.250	ATS	2,552,000,000.00	185,461,072.80
Loan from Insurances 1995-2010	09-95	09-10	3.063	ATS	15,600,000.00	1,133,696.21
Loan from Insurances 1995-2010	10-95	10-10	7.188	ATS	1,451,000,000.00	105,448,282.38
Loan from Insurances 1995-2010	10-95	10-10	3.063	ATS	12,000,000.00	872,074.01
Loan from Insurances 1995-2010	11-95	11-10	7.188	ATS	1,443,500,000.00	104,903,236.12
Loan from Insurances 1995-2010	11-95	11-10	7.000	ATS	250,000,000.00	18,168,208.54
Loan from Insurances 1995-2010	12-95	12-10	6.875	ATS	1,979,000,000.00	143,819,538.82
Loan from Insurances 1996-2011	01-96	01-11	6.700	ATS	1,107,000,000.00	80,448,827.42
Loan from Insurances 1996-2011	02-96	02-11	6.500	ATS	1,412,000,000.00	102,614,041.85
Loan from Insurances 1996-2011	03-96	03-11	6.875	ATS	1,393,000,000.00	101,233,258.00
Loan from Insurances 1996-2011	04-96	04-11	6.800	ATS	1,897,000,000.00	137,860,366.42
Loan from Insurances 1996-2012	06-96	06-12	6.850	ATS	2,207,120,000.00	160,397,665.75
Loan from Insurances 1996-2012	07-96	07-12	6.938	ATS	1,589,434,239.12	115,508,690.88
Loan from Insurances 1996-2012	07-96	07-12	6.900	ATS	142,860,000.00	10,382,041.09
Loan from Insurances 1996-2011	09-96	09-11	6.625	ATS	568,700,000.00	41,329,040.79
Loan from Insurances 1996-2011	10-96	10-11	6.300	ATS	257,280,000.00	18,697,266.77
Loan from Insurances 1996-2011	11-96	11-11	6.350	ATS	145,860,000.00	10,600,059.59
Loan from Insurances 1997-2012	01-97	01-12	6.000	ATS	407,240,000.00	29,595,284.99
Loan from Insurances 1998-2008	08-98	10-08	4.688	ATS	100,000,000.00	7,267,283.42
Loan from Insurances 1998-2008	09-98	09-08	4.250	ATS	290,000,000.00	21,075,121.91
Loan from Banks 2000-2009	03-00	03-09	5.438	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2000-2009	06-00	06-09	5.375	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2000-2010	09-00	09-10	5.450	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2000-2008	11-00	01-08	6.975	EUR	21,800,000.00	21,800,000.00
Loan from Banks 2001-2011	03-01	03-11	5.000	EUR	15,000,000.00	15,000,000.00
Loan from Banks 2001-2009	05-01	11-09	5.100	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2001-2011	06-01	06-11	5.280	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2001-2011	09-01	09-11	5.000	EUR	15,000,000.00	15,000,000.00
Loan from Banks 2002-2008	01-02	07-08	5.500	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2009	01-02	09-09	4.800	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2002-2008	01-02	10-08	5.500	EUR	75,000,000.00	75,000,000.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Loan from Banks 2002-2008	01-02	04-08	5.300	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2009	01-02	08-09	5.010	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2002-2010	01-02	01-10	4.870	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2002-2009	01-02	08-09	4.000	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2002-2009	01-02	10-09	5.125	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2002-2012	01-02	01-12	4.900	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2002-2010	04-02	04-10	5.250	EUR	35,000,000.00	35,000,000.00
Loan from Banks 2002-2010	07-02	07-10	5.000	EUR	35,000,000.00	35,000,000.00
Loan from Banks 2002-2010	10-02	10-10	4.325	EUR	35,000,000.00	35,000,000.00
Loan from Banks 2003-2013	06-03	06-13	3.780	EUR	70,000,000.00	70,000,000.00
Loan from Banks 2004-2027	02-04	02-27	4.900	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2029	02-04	02-29	4.910	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2029	02-04	02-29	4.900	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2032	02-04	02-32	4.910	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2024	02-04	08-24	4.800	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2004-2024	03-04	03-24	4.740	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2034	03-04	03-34	4.860	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2025	03-04	03-25	4.650	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2012	03-04	03-12	3.690	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2034	04-04	04-34	4.900	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2034	04-04	04-34	4.865	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2019	05-04	05-19	var.	EUR	57,000,000.00	57,000,000.00
Loan from Banks 2004-2028	04-04	04-28	4.820	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2034	05-04	05-34	4.910	EUR	5,000,000.00	5,000,000.00
Loan from Banks 2004-2022	05-04	05-22	4.770	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2004-2023	05-04	05-23	4.800	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2004-2024	05-04	05-24	4.835	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2004-2022	05-04	05-22	4.820	EUR	150,000,000.00	150,000,000.00
Loan from Banks 2004-2021	05-04	05-21	4.790	EUR	350,000,000.00	350,000,000.00
Loan from Banks 2004-2019	06-04	06-19	4.720	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2012	06-04	06-12	4.140	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2012	07-04	07-12	4.090	EUR	10,000,000.00	10,000,000.00
Loan from Banks 2004-2024	07-04	07-24	4.750	EUR	15,000,000.00	15,000,000.00
Loan from Banks 2004-2019	07-04	07-19	4.600	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2004-2041	08-04	08-41	4.145	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2044	09-04	05-44	4.175	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2004-2028	09-04	09-28	4.680	EUR	150,000,000.00	150,000,000.00
Loan from Banks 2004-2039	09-04	09-39	4.105	EUR	30,000,000.00	30,000,000.00
Loan from Banks 2004-2016	10-04	10-16	var.	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2004-2029	10-04	10-29	4.565	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2004-2029	10-04	10-29	4.605	EUR	20,000,000.00	20,000,000.00
Loan from Banks 2004-2012	10-04	10-12	3.810	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2004-2022	11-04	11-22	4.360	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	02-05	02-35	3.455	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	03-05	03-35	3.220	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2025	02-05	02-25	4.100	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2020	03-05	08-20	4.005	EUR	40,000,000.00	40,000,000.00
Loan from Banks 2005-2035	03-05	03-35	3.690	EUR	600,000,000.00	600,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.660	EUR	750,000,000.00	750,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.720	EUR	500,000,000.00	500,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.650	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.633	EUR	300,000,000.00	300,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.485	EUR	250,000,000.00	250,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.340	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.330	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.460	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.450	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	04-05	04-35	3.445	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.200	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.170	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.225	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.170	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.075	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.070	EUR	25,000,000.00	25,000,000.00
Loan from Banks 1996-2008	01-96	01-08	0.000	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 2005-2035	05-05	05-35	3.070	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.060	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.045	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.045	EUR	25,000,000.00	25,000,000.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Loan from Banks 2005-2035	05-05	05-35	3.010	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.010	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	3.010	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.915	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.900	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.848	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.813	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.805	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.775	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	05-05	05-35	2.745	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.858	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.830	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.800	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.680	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.670	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2005-2035	06-05	06-35	2.460	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2036	02-06	02-36	var.	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2006-2036	02-06	02-36	var.	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2006-2036	02-06	02-36	var.	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2006-2036	02-06	02-36	var.	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.345	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.365	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.363	EUR	200,000,000.00	200,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.363	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.359	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.350	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.350	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.315	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.315	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.310	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.290	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.325	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.325	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.323	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.300	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.303	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.290	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.285	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.270	EUR	100,000,000.00	100,000,000.00
Loan from Banks 2006-2046	02-06	02-46	3.270	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.852	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.849	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.845	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.845	EUR	75,000,000.00	75,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.840	EUR	25,000,000.00	25,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.835	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.820	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.818	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.795	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.793	EUR	50,000,000.00	50,000,000.00
Loan from Banks 2007-2037	01-07	01-37	3.793	EUR	50,000,000.00	50,000,000.00
Loan from Banks 1994-2014	01-94	01-14	4.000	JPY	10,000,000,000.00	60,631,783.18
Loan from Banks 1994-2009	02-94	02-09	3.750	JPY	10,000,000,000.00	60,631,783.18
Loan from Banks 1994-2024	10-94	01-24	6.500	DEM	50,000,000.00	25,564,594.06
Loan from Banks 1995-2024	01-95	01-24	6.500	DEM	630,000,000.00	322,113,885.15
Loan from Banks 1995-2024	01-95	02-24	6.250	DEM	89,310,000.00	45,663,477.91
Loan from Banks 1995-2024	02-95	02-24	6.070	DEM	44,503,782.82	22,754,422.84
Loan from Banks 1996-2024	02-96	01-24	6.380	DEM	50,000,000.00	25,564,594.06
Loan from Banks 1984-2009	10-84	10-09	6.700	ATS	300,000,000.00	21,801,850.25
Loan from Banks 1985-2015	02-85	02-15	5.700	ATS	1,973,333,333.31	143,407,726.09
Loan from Banks 1985-2015	04-85	04-15	6.700	ATS	266,662,000.00	19,379,083.30
Loan from Banks 1985-2015	04-85	04-15	6.800	ATS	1,200,000,000.00	87,207,401.00
Loan from Banks 1985-2015	08-85	08-15	6.700	ATS	800,000,000.00	58,138,267.33
Loan from Banks 1985-2015	12-85	12-15	6.250	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1986-2016	03-86	03-16	6.500	ATS	2,423,076,923.08	176,091,867.41
Loan from Banks 1986-2011	06-86	06-11	4.500	ATS	752,000,000.00	54,649,971.29
Loan from Banks 1986-2016	06-86	06-16	7.125	ATS	2,250,000,000.00	163,513,876.88
Loan from Banks 1986-2016	09-86	09-16	6.875	ATS	2,250,000,000.00	163,513,876.88
Loan from Banks 1986-2011	11-86	11-11	4.375	ATS	80,000,000.00	5,813,826.73

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Loan from Banks 1986-2016	11-86	11-16	6.000	ATS	1,274,999,000.00	92,657,790.89
Loan from Banks 1987-2012	04-87	04-12	4.625	ATS	1,955,000,000.00	142,075,390.80
Loan from Banks 1987-2012	06-87	07-12	4.500	ATS	1,927,500,000.00	140,076,887.86
Loan from Banks 1989-2009	07-89	07-09	7.375	ATS	250,000,000.00	18,168,208.54
Loan from Banks 1995-2010	04-95	04-10	3.075	ATS	650,000,000.00	47,237,342.21
Loan from Banks 1995-2010	07-95	07-10	2.805	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1995-2010	10-95	10-10	7.188	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1996-2008	01-96	01-08	6.250	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 1996-2008	06-96	06-08	6.250	ATS	312,500,000.00	22,710,260.68
Loan from Banks 1996-2008	06-96	06-08	6.850	ATS	2,000,000,000.00	145,345,668.34
Loan from Banks 1996-2008	09-96	09-08	6.500	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1997-2009	02-97	02-09	5.700	ATS	500,000,000.00	36,336,417.08
Loan from Banks 1997-2009	02-97	02-09	5.700	ATS	1,500,000,000.00	109,009,251.25
Loan from Banks 1997-2009	04-97	04-09	6.063	ATS	2,000,000,000.00	145,345,668.34
Loan from Banks 1997-2009	04-97	04-09	6.000	ATS	1,000,000,000.00	72,672,834.17
Loan from Banks 2003-2013	10-03	10-13	4.750										USD	575,000,000.00	390,598,464.78
Loan from Banks 2003-2013	10-03	10-13	4.750							USD	575,000,000.00	390,598,464.78
Loan from Banks 2005-2010	11-05	11-10	4.750										USD	1,000,000,000.00	679,301,677.88
Loan from Banks 2005-2010	11-05	11-10	4.750							USD	1,000,000,000.00	679,301,677.88
Loan from Banks 2005-2009	07-05	08-09	2.000										CHF	600,000,000.00	362,603,493.08
Loan from Banks 2005-2009	07-05	08-09	2.000							CHF	600,000,000.00	362,603,493.08
Loan from Banks 2005-2010	10-05	11-10	3.470										JPY	30,000,000,000.00	181,895,349.54
Loan from Banks 2005-2010	10-05	11-10	3.470							JPY	30,000,000,000.00	181,895,349.54
Loan from Banks 2003-2013	11-03	11-13	var.										USD	600,000,000.00	407,581,006.73
Loan from Banks 2003-2013	11-03	11-13	var.							USD	600,000,000.00	407,581,006.73
Loan from Banks 2006-2014	08-06	09-14	var.										CHF	299,903,707.62	181,243,553.28
Loan from Banks 2006-2014	08-06	09-14	var.							CHF	299,903,707.62	181,243,553.28
Loan from Banks 2006-2013	08-06	08-13	var.										AUD	95,000,000.00	56,692,725.43
Loan from Banks 2006-2013	08-06	08-13	var.							AUD	95,000,000.00	56,692,725.43
Loan from Banks 2006-2012	11-06	09-12	18.090										TRY	185,000,000.00	107,746,068.72
Loan from Banks 2006-2012	11-06	09-12	18.090							TRY	185,000,000.00	107,746,068.72
Loan from Banks 2007-2014	06-07	06-14	var.										JPY	5,625,510,000.00	34,108,470.26
Loan from Banks 2007-2014	06-07	06-14	var.							JPY	5,625,510,000.00	34,108,470.26
Loan from Banks 2007-2014	06-07	06-14	var.										ZAR	330,000,000.00	32,901,952.18
Loan from Banks 2007-2014	06-07	06-14	var.							ZAR	330,000,000.00	32,901,952.18
Loan from Banks 2007-2014	09-07	09-14	var.										GBP	20,000,000.00	27,272,107.45
Loan from Banks 2007-2014	09-07	09-14	var.							GBP	20,000,000.00	27,272,107.45
Loan 1975-2020	02-75	10-20	1.000	ATS	1,741,557.66	126,563.93
Loan 1970-2009	01-70	01-09	0.000	ATS	1,030,120.72	74,861.79
Loan 2003-2009	07-03	07-09	3.130	EUR	500,000.00	500,000.00
Loan 2003-2013	10-03	10-13	var.										EUR	493,600,000.00	493,600,000.00
Loan 2003-2013	10-03	10-13	var.							EUR	493,600,000.00	493,600,000.00
Loan 2005-2010	11-05	11-10	var.										EUR	1,492,576,856.64	1,492,576,856.64
Loan 2005-2010	11-05	11-10	var.							EUR	1,492,576,856.64	1,492,576,856.64
Loan 2003-2013	10-03	11-13	4.480										EUR	524,000,000.00	524,000,000.00
Loan 2003-2013	11-03	11-13	4.480							EUR	524,000,000.00	524,000,000.00
Government Bonds				EUR	130,579,798,407.93	130,579,798,407.93	EUR	4,322,817,336.49	4,322,817,336.49	EUR	7,415,518,755.28	7,415,518,755.28	EUR	11,661,618,814.97	11,661,618,814.97	EUR	9,024,584,400.00	9,024,584,400.00
				JPY	60,000,000,000.00	363,790,699.08	JPY	0.00	0.00	JPY	74,235,500,000.00	450,103,074.03	JPY	439,856,881,000.00	2,666,930,703.94	JPY	0.00	0.00
				CHF	2,150,000,000.00	1,299,329,183.54	CHF	300,000,000.00	181,301,746.54	CHF	1,629,300,000.00	984,649,785.46	CHF	6,770,892,542.00	4,091,915,478.33	CHF	0.00	0.00
				USD	11,079,400,000.00	7,526,255,009.85	USD	243,918,925.17	165,694,535.13	USD	11,079,400,000.00	7,526,255,009.85	USD	243,918,925.17	165,694,535.13	USD	0.00	0.00
				GBP	200,000,000.00	272,721,074.52	GBP	99,399,602.00	135,541,831.32	GBP	200,000,000.00	272,721,074.52	GBP	99,399,602.00	135,541,831.32	GBP	0.00	0.00
				ZAR	400,000,000.00	39,881,154.16	ZAR	0.00	0.00	ZAR	400,000,000.00	39,881,154.16	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	500,000,000.00	14,888,485.25	SKK	0.00	0.00	SKK	500,000,000.00	14,888,485.25	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	650,000,000.00	449,858,121.67	CAD	0.00	0.00	CAD	650,000,000.00	449,858,121.67	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	600,000,000.00	358,059,318.49	AUD	0.00	0.00	AUD	600,000,000.00	358,059,318.49	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	1,569,510,000.00	914,100,174.72	TRY	0.00	0.00	TRY	1,569,510,000.00	914,100,174.72	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	29,500,000,000.00	321,001,088.14	ISK	0.00	0.00	ISK	29,500,000,000.00	321,001,088.14	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	320,000,000.00	168,208,578.64	NZD	0.00	0.00	NZD	320,000,000.00	168,208,578.64	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	500,000,000.00	31,058,408.44	MXN	0.00	0.00	MXN	500,000,000.00	31,058,408.44	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
				RON	100,000,000.00	27,718,491.01	RON	0.00	0.00	RON	100,000,000.00	27,718,491.01	RON	0.00	0.00	RON	0.00	0.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
Federal Obligation				EUR	2,343,709,839.18	2,343,709,839.18	EUR	250,000,000.00	250,000,000.00	EUR	210,664,503.77	210,664,503.77	EUR	2,606,030,888.26	2,606,030,888.26	EUR	539,000,000.00	539,000,000.00
				JPY	59,300,000,000.00	359,546,474.26	JPY	0.00	0.00	JPY	24,065,625,000.00	145,914,175.71	JPY	25,252,350,000.00	153,109,501.00	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00
				USD	2,283,200,000.00	1,550,981,590.92	USD	0.00	0.00	USD	2,283,200,000.00	1,550,981,590.92	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	5,600,000,000.00	406,967,871.34	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	2,110,797,250.00	805,740,065.66	BRL	0.00	0.00	BRL	2,110,797,250.00	805,740,065.66	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
				RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00
Treasury Bills				EUR	1,000,000,000.00	1,000,000,000.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	360,847,355.86	360,847,355.86
				JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
				RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00
Loan from Insurance Companies				EUR	198,235,925.82	198,235,925.82	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00
				JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	26,160,294,239.10	1,901,142,725.02	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
				RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00
Loan from Banks				EUR	8,873,800,000.00	8,873,800,000.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00
				JPY	20,000,000,000.00	121,263,566.36	JPY	0.00	0.00	JPY	35,625,510,000.00	216,003,819.80	JPY	35,625,510,000.00	216,003,819.80	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	899,903,707.62	543,847,046.36	CHF	899,903,707.62	543,847,046.36	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	2,175,000,000.00	1,477,481,149.38	USD	2,175,000,000.00	1,477,481,149.38	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	20,000,000.00	27,272,107.45	GBP	20,000,000.00	27,272,107.45	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	330,000,000.00	32,901,952.18	ZAR	330,000,000.00	32,901,952.18	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	95,000,000.00	56,692,725.43	AUD	95,000,000.00	56,692,725.43	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	185,000,000.00	107,746,068.72	TRY	185,000,000.00	107,746,068.72	TRY	0.00	0.00

				Financial debt before swap			Credit affiliates			Credit swaps			Debt swaps			Debt holding of own bonds
	Date of Issue	Maturity	Interest Rate (%)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)	Curr.	Principal Amount Outstanding	Equivalent of Principal Amount Outstanding (EUR)
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	30,165,071,256.39	2,192,181,221.08	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	863,813,782.82	441,660,974.02	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
				RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00
Loan				EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00	EUR	0.00	0.00
				JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00	JPY	0.00	0.00
				CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00	CHF	0.00	0.00
				USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00	USD	0.00	0.00
				GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00	GBP	0.00	0.00
				ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00	AUD	0.00	0.00
				TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00	TRY	0.00	0.00
				ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	1,741,557.66	126,563.93	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
				RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00	RON	0.00	0.00
Total				EUR	142,995,544,172.93	142,995,544,172.93	EUR	4,572,817,336.49	4,572,817,336.49	EUR	7,626,183,259.05	7,626,183,259.05	EUR	14,267,649,703.23	14,267,649,703.23	EUR	9,924,431,755.86	9,924,431,755.86
				JPY	139,300,000,000.00	844,600,739.71	JPY	0.00	0.00	JPY	133,926,635,000.00	812,021,069.54	JPY	500,734,741,000.00	3,036,044,024.74	JPY	0.00	0.00
				CHF	2,150,000,000.00	1,299,329,183.54	CHF	300,000,000.00	181,301,746.54	CHF	2,529,203,707.62	1,528,496,831.82	CHF	7,670,796,249.62	4,635,762,524.70	CHF	0.00	0.00
				USD	13,362,600,000.00	9,077,236,600.77	USD	243,918,925.17	165,694,535.13	USD	15,537,600,000.00	10,554,717,750.15	USD	2,418,918,925.17	1,643,175,684.51	USD	0.00	0.00
				GBP	200,000,000.00	272,721,074.52	GBP	99,399,602.00	135,541,831.32	GBP	220,000,000.00	299,993,181.97	GBP	119,399,602.00	162,813,938.77	GBP	0.00	0.00
				ZAR	400,000,000.00	39,881,154.16	ZAR	0.00	0.00	ZAR	730,000,000.00	72,783,106.34	ZAR	330,000,000.00	32,901,952.18	ZAR	0.00	0.00
				NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00	NOK	0.00	0.00
				HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00	HUF	0.00	0.00
				SKK	500,000,000.00	14,888,485.25	SKK	0.00	0.00	SKK	500,000,000.00	14,888,485.25	SKK	0.00	0.00	SKK	0.00	0.00
				CAD	650,000,000.00	449,858,121.67	CAD	0.00	0.00	CAD	650,000,000.00	449,858,121.67	CAD	0.00	0.00	CAD	0.00	0.00
				AUD	600,000,000.00	358,059,318.49	AUD	0.00	0.00	AUD	695,000,000.00	414,752,043.92	AUD	95,000,000.00	56,692,725.43	AUD	0.00	0.00
				TRY	1,569,510,000.00	914,100,174.72	TRY	0.00	0.00	TRY	1,754,510,000.00	1,021,846,243.45	TRY	185,000,000.00	107,746,068.72	TRY	0.00	0.00
				ISK	29,500,000,000.00	321,001,088.14	ISK	0.00	0.00	ISK	29,500,000,000.00	321,001,088.14	ISK	0.00	0.00	ISK	0.00	0.00
				NZD	320,000,000.00	168,208,578.64	NZD	0.00	0.00	NZD	320,000,000.00	168,208,578.64	NZD	0.00	0.00	NZD	0.00	0.00
				MXN	500,000,000.00	31,058,408.44	MXN	0.00	0.00	MXN	500,000,000.00	31,058,408.44	MXN	0.00	0.00	MXN	0.00	0.00
				ATS	61,927,107,053.15	4,500,418,381.37	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00	ATS	0.00	0.00
				BRL	2,110,797,250.00	805,740,065.66	BRL	0.00	0.00	BRL	2,110,797,250.00	805,740,065.66	BRL	0.00	0.00	BRL	0.00	0.00
				DEM	863,813,782.82	441,660,974.02	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00	DEM	0.00	0.00
				RON	100,000,000.00	27,718,491.01	RON	0.00	0.00	RON	100,000,000.00	27,718,491.01	RON	0.00	0.00	RON	0.00	0.00

	Financial debt before swap	Credit affiliates	Credit swaps	Debt swaps	Debt holding of own bonds	Financial debt after swap
Grand Total Internal Debt	147,937,623,528.32	4,572,817,336.49	7,626,183,259.05	14,267,649,703.23	9,924,431,755.86	140,081,840,880.15
Grand Total External Debt	14,624,401,484.72	482,538,113.00	16,523,083,466.00	9,675,136,919.06	0.00	7,293,916,824.77

Grand Total Debt	162,562,025,013.04	5,055,355,449.49	24,149,266,725.05	23,942,786,622.29	9,924,431,755.86	147,375,757,704.92

Total Internal Floating Rate Debt						EUR 2,801,973,165.69
Total External Floating Rate Debt						CHF 511,412,824.07
						JPY 134,299,399.75

GUARANTEED DEBT

EXTERNAL GUARANTEED DEBT AS OF DECEMBER 31, 2007

Borrower	Amount (Millions of euro)
Electric Utility Industry(1)
Foreign Credits	30.32
Foreign Bonds	0.00
Export Financing Guarantees Act(1)	16,165.39
Austrian Industryholding Corp.(ÖIAG)	0.00
Companies with State Participations
Public Works	1,552.20
Environment and Water Utility Funds	0.00
Other
Loans to Federal Museums	185.12
Erdöl-Lagergesellschaft m.b.H (Oil Reserve Comp.)	146.37
ÖBB-EUROFIMA	84.91

Total	18,164.31

(1)	Data are preliminary and still subject to change.

DOMESTIC GUARANTEED DEBT AS OF DECEMBER 31, 2007

Borrower	Amount (Millions of euro)
Electric Utility Industry(1)
Energy Bonds	0.21
Other Domestic Credits	1.67
Export Guarantees Act(2)	37,459.53
Export Financing Guarantees Act(1)	8,600.70
Agrarian Investment	0.35
Austrian Industryholding Corp.(ÖIAG)	189.37
Companies with State Participations
Public Works	7,186.40
Other	0.00
Environment and Water Utility Funds	0.00
Guarantee to secure the future of BAWAG P.S.K.	0.00
Other
Erdöl-Lagergesellschaft m.b.H. (Oil Reserve Corporation.)	10.00
FGG now AWS	793.51
Nuclear Liability Law	121.80
ÖBB-EUROFIMA	6,381.11
BÜRGES now AWS	492.11
Labormarket Promotion	3.00
Research Promotion Corporation (FFG)	117.93
Austrian Bank of Hotel and Tourism	126.11
Loans to Federal Museums	382.51
European Investmentbank (EIB)	33.71

Total(3)	61,900.02

(1)	Data are preliminary and still subject to change.
(2)	Includes recognized but unpaid claims against the Republic under Export Guarantees.
(3)	In addition, the Republic is liable by law for all liabilities of the Austrian Postal Savings Bank assumed until December 31, 2000, which amounted to EUR 3.8 billion as of December 31, 2007.

OFFICIAL STATEMENTS

Except as stated below, the information set forth herein with respect to Austria has been supplied by Silvia Maca, Director, Head of the Division for Export Financing and International Export Promotion Policy, Ministry of Finance, in her official capacity and is included herein on her authority.

The information contained under the headings “Balance of Payments”, “Foreign Exchange”, “Banking System and Monetary Policy—Oesterreichische Nationalbank” and “Banking System and Monetary Policy—Monetary Policy” and the information in the tables set forth under “Balance of Payments”, “Foreign Exchange”, “Banking System and Monetary Policy” and “The Economy—Tourism” has been extracted from publications of the Oesterreichische Nationalbank and the Austrian Central Statistical Office, all of which are official documents published by Austrian authorities or the Oesterreichische Nationalbank.

The information in the tables set forth under “The Economy” and “Public Debt” has been extracted from publications of STATISTICS AUSTRIA (STATISTIK AUSTRIA), from publications of the Austrian Institute for Economic Research (Österreichisches Institut für Wirtschaftsforschung or WIFO), and from publications of the Oesterreichische Nationalbank (“OeNB”). STATISTIK AUSTRIA is an agency of Austria. OeNB is the Austrian central bank, 50% of which is owned by the Republic of Austria. WIFO is an independent, non-partisan and not-for-profit organization supported by numerous professional associations and institutions for economic policy.

The information in the tables under “Tables and Supplementary Information” has been extracted from the Federal Budget Laws of 2003 through 2007 of the Republic of Austria, which are official documents published by the Republic of Austria.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 28th day of July, 2008.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ DR. ANTON EBNER
Name:	Dr. Anton Ebner
Title:	Director

/s/ MAG. MONIKA SEITELBERGER
Name:	Mag. Monika Seitelberger
Title:	Associate Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, The Republic of Austria has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington D.C., on the 28th day of July, 2008.

THE REPUBLIC OF AUSTRIA

/s/ DR. EVA NOWOTNY
Name:	Dr. Eva Nowotny
Title:	Ambassador of the Republic of Austria to the United States